As filed with the Securities and Exchange Commission on March 8, 2010
Registration No. 333-164752

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 1
to
FORM F-10
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia	1044	Not Applicable
(Province or other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

1500-625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6
(604) 684-1175
(Address and telephone number of Registrant's principal executive offices)

CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service in the United States)

Copies to:
Riccardo A. Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 777-4700	Fred R. Pletcher, Esq. Borden Ladner Gervais LLP 1200 Waterfront Centre, 200 Burrard Street P.O. Box 48600 Vancouver, British Columbia, Canada V7X 1T2 (604) 687-5744

\
Approximate date of commencement of proposed sale of the securities to the public:
From time to time after this Registration Statement becomes effective.
Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):
A. ☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B. ☒	At some future date (check the appropriate box below):
	1.	☐	pursuant to Rule 467(b) on ( ) at ( ).
	2.	☐	pursuant to Rule 467(b) on ( ) at ( ) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3.	☒
pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☐	after the filing of the next amendment to this Form (if preliminary material is being filed).
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.  ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act  or on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel and Secretary of the Company at its head office at 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6, telephone (604) 684-1175 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	March 8, 2010

PAN AMERICAN SILVER CORP. Cdn$280,389,106 8,353,905 Common Shares
This short form base shelf prospectus (the “Prospectus”) relates to the issuance and sale (the “Offering”), from time to time during the 25-month period that this Prospectus, including any amendments, remains valid, of up to 8,353,905 common shares (the “Warrant Shares”) of Pan American Silver Corp. (the “Company”) to be offered from time to time upon exercise of 7,873,618 common share purchase warrants (the “Consideration Warrants”) and 480,287 replacement common share purchase warrants (the “October 2008 Replacement Warrants”) of the Company described in this Prospectus, and such indeterminate number of additional common shares (the “Additional Shares” and together with the Warrant Shares, the “Shares”) that may be issuable by reason of the anti-dilution provisions contained in the warrant indenture (the “Warrant Indenture”) dated December 7, 2009 between the Company and Computershare Trust Company of Canada (the “Trustee”) governing the Consideration Warrants and the certificates for the October 2008 Replacement Warrants (the “October 2008 Replacement Warrant Certificates”) described in this Prospectus.

Subject to adjustment in accordance with the terms of the Warrant Indenture, each Consideration Warrant will entitle its holder to purchase one Share (a “Consideration Warrant Share”) at a price of Cdn$35.00 at any time on or prior to 4:30 p.m. (Pacific Standard Time) on December 7, 2014 (the “Expiry Date”), after which date such Consideration Warrant will become null and void.  The Warrant Indenture requires the Company to issue to the holders of Consideration Warrants, upon the due exercise of their Consideration Warrants, that number of Shares to which such holder of Consideration Warrants is entitled.

Subject to adjustment in accordance with the terms of the October 2008 Replacement Warrant Certificates, each October 2008 Replacement Warrant will entitle its holder to purchase one Share (an “October 2008 Replacement Warrant Share”) at a price of Cdn.$10.02 at any time on or prior to 5:00 p.m. (Eastern time) on October 22, 2011, after which date such October 2008 Replacement Warrant will become null and void.  The October 2008 Replacement Warrant Certificates require the Company to issue to the holders of October 2008 Replacement Warrants, upon the due exercise of their October 2008 Replacement Warrants, that number of Shares to which such holder of October 2008 Replacement Warrants is entitled.
(cover page continued on next page)

(cover page cont’d.)

No underwriter has been involved in the preparation of, or has performed any review of, this Prospectus.

This Prospectus is being filed with the British Columbia Securities Commission and as part of a registration statement filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”) solely for the purpose of registering the issuance and sale, from time to time, of the Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).  This Prospectus has not been filed in respect of, and will not qualify, any distribution of the Shares in British Columbia or in any other province or territory of Canada.  No supplements to this Prospectus will be filed in relation to the Shares.  See “Plan of Distribution” and “Recent Developments-Acquisition of Aquiline Resources Inc.-The Offers” below.

The common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “PAA” and quoted on the Nasdaq Stock Market (“Nasdaq”) under the symbol “PAAS”.  On March 5, 2010, the closing price of the Common Shares on the TSX was Cdn$23.46 per Common Share.  On March 5, 2010, the closing price of the Common Shares on Nasdaq was US$22.80 per Common Share.

Price: Cdn$35.00 per Consideration Warrant Share Cdn$10.02 per October 2008 Replacement Warrant Share

	Price to the Public	Underwriters’ Fee	Net Proceeds to the Company
Per Consideration Warrant Share	Cdn$35.00	Nil	Cdn$275,576,630.00
Per October 2008 Replacement Warrant Share	Cdn$10.02	Nil	Cdn$4,812,475.74
Total	Cdn$280,389,105.74	Nil	Cdn$280,389,105.74

Investing in the Shares involves a high degree of risk.  You should carefully read the “Risk Factors” section beginning on page 33 of this Prospectus.

The Company is permitted under the MJDS to prepare this Prospectus in accordance with the disclosure requirements of Canada.  Prospective investors in the United States should be aware that such requirements are different from those of the United States.  The financial statements incorporated by reference in this Prospectus have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of Unites States companies.

Owning securities may subject you to tax consequences both in Canada and the United States.  Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.  You should consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because the Company is incorporated in Canada, some of the Company’s officers and directors and the experts named in this Prospectus are not residents in the United States, and a substantial portion of the Company’s assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the SEC nor any state securities regulator has approved or disapproved the Shares offered hereby or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offence.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE	4

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION	5

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES	6

CERTAIN AVAILABLE INFORMATION	7

PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE DATA	8

THE COMPANY	8

BUSINESS OF THE COMPANY	9

RECENT DEVELOPMENTS	9

USE OF PROCEEDS	28

DESCRIPTION OF COMMON SHARES	28

PRICE RANGE AND TRADING VOLUME	28

DESCRIPTION OF CONSIDERATION WARRANTS	29

DESCRIPTION OF OCTOBER 2008 REPLACEMENT WARRANTS	31

PLAN OF DISTRIBUTION	32

CHANGES TO CONSOLIDATED CAPITALIZATION	33

RISK FACTORS	33

AUDITORS, TRANSFER AGENT AND REGISTRAR	43

EXPERTS	43

LEGAL MATTERS	44

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT	44

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and on the other information included in the registration statement of which this Prospectus forms a part.  The Company has not authorized anyone to provide different or additional information.  The Company is not making an offer to sell or seeking an offer to buy the Shares in any jurisdiction where the offer or sale is not permitted.  Prospective investors should assume that the information contained in this Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this or of any sale of the Shares.  The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus, unless the context otherwise requires, references to the “Company” refer to Pan American Silver Corp., and references to “Pan American” refer to the Company together with its subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the Provinces and Territories of Canada, which have also been filed with, or furnished to, the SEC.  Copies of the documents incorporated by reference in this Prospectus may be obtained on request without charge from the General Counsel and Secretary of the Company at 1500-625 Howe Street, Vancouver, British Columbia, V6C 2T6 (telephone: (604) 684-1175).  These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the Provinces and Territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the Annual Information Form of the Company, dated March 31, 2009;

(b)	the audited consolidated financial statements of the Company and the notes thereto as at and for the years ended December 31, 2008 and 2007, together with the auditors’ report thereon;

(c)	management’s discussion and analysis of financial condition and results of operations for the Company for the years ended December 31, 2008 and 2007;

(d)	the unaudited interim consolidated financial statements of the Company and the notes thereto for the three and nine month periods ended September 30, 2009 and 2008;

(e)	management’s discussion and analysis of financial conditions and results of operations for the Company for the three and nine month periods ended September 30, 2009 and 2008;

(f)
supplemental financial information relating to the reconciliation of the Company’s unaudited interim financial statements for the three and nine months ended September 30, 2009 and 2008 to U.S. GAAP in accordance with Item 18 of Form 20-F;

(g)	a business acquisition report, dated February 22, 2010, relating to the Company’s acquisition of Aquiline Resources Inc.;

(h)	the information circular of the Company, dated April 7, 2009, in connection with the Company’s May 12, 2009 annual general meeting of shareholders;

(i)
a material change report, dated February 6, 2009, relating to the announcement of the Company’s intention to make a public offering of 5,540,000 Common Shares and the filing of preliminary shelf prospectus supplement in connection therewith;

(j)	a material change report, dated October 22, 2009, relating to the announcement of the Offers (as defined below);

(k)	a material change report, dated December 9, 2009, relating to the announcement of the initial results of securities deposited pursuant to the Offers and the extension of certain of the Offers; and

(l)	a press release, dated February 15, 2010, relating to the announcement of the Company’s earnings results for the year ended 2009.

Any documents of the types referred to in the preceding paragraph (excluding confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that are filed by the Company with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus.  Any document filed by the Company with the SEC or Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus shall also be deemed to be incorporated by reference into this Prospectus if and to the extent provided in such document.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

Upon a new annual information form and related annual financial statements being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form was filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Shares hereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements included or incorporated by reference in this Prospectus constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws.  All statements, other than statements of historical fact are forward-looking statements or information.  When used in this Prospectus and the documents incorporated by reference herein, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information.  These forward-looking statements or information relate to, among other things:

•	the price of silver and other metals;

•	the sufficiency of Pan American’s current working capital, anticipated operating cash flow or its ability to raise necessary funds;

•
the accuracy of mineral reserve and resource estimates and estimates of future production and future cash and total costs of production at Quiruvilca, Huaron, Morococha, La Colorada, Alamo Dorado, Manantial Espejo, San Vicente, Navidad or other properties;

•	estimated production rates for silver and other payable metals produced by Pan American, timing of production and the cash and total costs of production at each of Pan American’s properties;

•	the estimated cost of and availability of funding for ongoing capital, replacement, improvement or remediation programs;

•	the estimated cost of development of Navidad or other development projects;

•
the effects of laws, regulations and government policies on Pan American’s operations, including, without limitation, the laws in the Province of Chubut which currently have significant restrictions relating to mining;

•	the estimates of expected or anticipated economic returns from a mining project, as reflected in feasibility studies or other reports prepared in relation to development of projects;

•	estimated exploration expenditures to be incurred on Pan American’s various silver exploration properties;

•	compliance with environmental, health, safety and other laws and regulations;

•	obtaining or maintaining necessary permits, licences and approvals from government authorities;

•	forecast non-operating spending;

•	future sales of the metals, concentrates or other products produced by Pan American;

•	continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned; and

•
Pan American’s plans and expectations for its properties and for its fourth quarter financial results as a result of the acquisition of Aquiline Resources Inc. (“Aquiline”) and as described under “Recent Developments”.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors.  Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar, Peruvian sole, Argentina peso, Bolivian boliviano and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru, Mexico, Argentina, Bolivia, the United States or other countries in which Pan American may carry on business in the future; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in the Province of Chubut, Argentina; employee relations; relationships with and claims by local communities and indigenous populations availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; business opportunities that may be presented to, or pursued by, Pan American; Pan American’s ability to successfully integrate acquisitions; challenges to, or difficulty in maintaining, Pan American’s title to properties; and the factors identified under the caption “Risk Factors” in this Prospectus, in the Company’s Annual Information Form, dated March 31, 2009, under the caption “Risks Relating to Pan American’s Business” and in the management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2008 and 2007 under the caption “Risks and Uncertainty”.  Investors are cautioned against attributing undue certainty to forward-looking statements or information.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This Prospectus has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in or incorporated by reference into this Prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws.  However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

CERTAIN AVAILABLE INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 (the “Registration Statement”) under the U.S. Securities Act, with respect to the Shares.  This Prospectus, which constitutes a part of that Registration Statement, does not contain all of the information set forth in such Registration Statement and its exhibits, to which reference is made for further information.  See “Documents Filed as Part of the U.S. Registration Statement”.

The Company is subject to the informational reporting requirements of the U.S. Exchange Act, and in accordance therewith files reports and other information with the SEC. Under MJDS, the Company is permitted to prepare such reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States.  As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the U.S. Exchange Act.  Under the U.S. Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies.

The Company files annual reports with the SEC on Form 40-F, which includes:

•	the Company’s Annual Information Form;

•	the Company’s management’s discussion and analysis of financial condition and results of operations;

•
the Company’s consolidated financial statements, which have been prepared in accordance with Canadian GAAP and reconciled to generally accepted accounting principles in the United States (“U.S. GAAP”); and

•	other information specified by the Form 40-F.

The Company also furnishes the following types of information to the SEC under cover of Form 6-K:

•	material information the Company otherwise makes publicly available in reports that it files with securities regulatory authorities in Canada;

•	material information that the Company files with, and which is made public by, the TSX; and

•	material information that the Company distributes to its shareholders in Canada.

Investors may read and, by paying a fee, copy any document the Company files with, or furnishes to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  Certain of the Company’s filings are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is common known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE DATA

The Company presents its consolidated financial statements in United States dollars.  All references in this Prospectus to “dollars”, “$” or “US$” are to United States dollars and all references to “Cdn$” are to Canadian dollars, unless otherwise noted.  Except as otherwise indicated, all financial statements and financial data contained in, or incorporated by reference into, this Prospectus have been prepared in accordance with Canadian GAAP, which differ in certain significant respects from U.S. GAAP.  For a description of the material differences between Canadian GAAP and U.S. GAAP as they relate to the Company’s financial statements, see note 22 to the Company’s audited consolidated financial statements for the years ended December 31, 2008 and 2007 and the supplemental financial information relating to the reconciliation of the Company’s audited annual financial statements for the years ended December 31, 2008 and 2007 and unaudited interim financial statements for the three and nine months ended September 30, 2009 and 2008, which is incorporated by reference into this Prospectus.

The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the U.S. dollar for the end of each period indicated and the high, low and average (based on the exchange rate on the last day of each month during such period) exchange rates for each of such periods (such rates, which are expressed in Canadian dollars are based on the noon buying rates for U.S. dollars as reported by the Bank of Canada).

	Nine Months Ended September 30,	Nine Months Ended September 30,	Year Ended December 31,
	2009	2008	2009	2008	2007
High	Cdn $1.3000	Cdn$1.0796	Cdn$1.3000	Cdn$1.2969	Cdn$1.1853
Low	1.0613	0.9719	1.0292	0.9719	0.9170
Average	1.1701	1.0184	1.1420	1.0660	1.0748
End of Period	1.0722	1.0599	1.0466	1.2246	0.9981

On March 5, 2010, the noon buying rate as reported by the Bank of Canada was US$1.00 = Cdn$1.0286.

THE COMPANY

The Company is a corporation existing under the Business Corporations Act (British Columbia).  The Company’s head office is located at 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2.

BUSINESS OF THE COMPANY

Pan American is principally engaged in the exploration for, and the acquisition, development and operation of, silver producing properties and assets.  Pan American’s principal product is silver, although copper, zinc, lead and gold are also produced and sold.  At present, Pan American carries on mining operations in Mexico, Peru, Argentina and Bolivia, and has control over non-producing silver resources in those countries as well as in the United States.  Exploration work is carried out in all of the aforementioned countries, as well as elsewhere throughout the world.

RECENT DEVELOPMENTS

Mineral Reserve and Mineral Resource Update

On February 11, 2010, the Company announced that, in 2009, successful exploration programs added 36.8 million contained ounces of proven and probable silver mineral reserves at Pan American’s operating mines.  The new mineral reserves were more than sufficient to replace the 26.6 million contained silver ounces mined during the year.  As a result, Pan American increased its proven and probable silver mineral reserves by approximately 5% to 234 million ounces as at December 31, 2009.

The Company’s acquisition of Aquiline, with its Navidad Property (as defined below) in Argentina, had an enormous positive impact on the Pan American’s mineral resources.  See “Recent Developments – Acquisition of Aquiline Resources Inc.” below.  Pan American’s aggregate measured and indicated silver mineral resources increased to 711 million ounces, from the 82 million ounces Pan American carried at the end of 2008, while inferred silver mineral resources more than doubled to 229 million ounces.  These resource numbers do not include Pan American’s La Preciosa joint venture project.

Complete silver and gold reserves and resource information at December 31, 2009 is as follows:

Mineral Reserves – Proven and Probable 3,4,5
	Location	Type	Classification	Tonnes (000’s)	Silver (grams/ tonne)	Silver Contained (000’s ounces)	Gold (grams/ tonne)	Gold Contained (ounces)
Huaron	Peru	Vein	Proven	6,471	185	38,385	N/A	N/A
		Vein	Probable	4,371	184	25,845	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Proven	4,079	166	21,709	N/A	N/A
		Vein /Mantos	Probable	2,707	187	16,267	N/A	N/A
La Colorada	Mexico	Vein	Proven	1,106	400	14,236	0.55	19,496
		Vein	Probable	1,176	429	16,199	0.47	17,935
Quiruvilca	Peru	Vein	Proven	407	168	2,201	0.77	10,103
		Vein	Probable	363	148	1,725	0.56	6,503
Silver Stockpiles	Peru	Flux Material	Proven	189	318	1,935	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Proven	6,468	100	20,779	0.34	70,491
		Disseminated	Probable	3,678	86	10,116	0.31	36,656
Manantial Espejo	Argentina	Vein	Proven	4,308	163	22,631	2.33	322,749
		Vein	Probable	3,033	138	13,501	2.00	195,032
San Vicente (95%)	Bolivia	Vein	Proven	1,548	423	21,059	N/A	N/A
		Vein	Probable	706	323	7,329	N/A	N/A
TOTALS			Proven + Probable	40,609	179	233,916	--	678,966

Mineral Resources – Measured and Indicated 1,2,3,4,5,6,7
	Location	Type	Classification	Tonnes (000’s)	Silver (grams/ tonne)	Silver Contained (000’s ounces)	Gold (grams/ tonne)	Gold Contained (ounces)
Huaron	Peru	Vein	Measured	819	159	4,179	N/A	N/A
		Vein	Indicated	521	157	2,638	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Measured	1,091	145	5,098	N/A	N/A
		Vein /Mantos	Indicated	1,409	213	9,667	N/A	N/A
La Colorada	Mexico	Vein	Measured	129	232	960	0.26	1,088
		Vein	Indicated	1,259	215	8,700	0.19	7,839
Quiruvilca	Peru	Vein	Measured	2,386	135	10,392	0.76	58,163
		Vein	Indicated	986	124	3,923	0.80	25,381
Alamo Dorado	Mexico	Disseminated	Measured	1,468	73	3,466	0.36	17,138
		Disseminated	Indicated	2,229	59	4,203	0.52	37,550
Manantial Espejo	Argentina	Vein	Measured	815	100	2,618	1.02	26,723
		Vein	Indicated	2,154	103	7,099	0.98	67,866
San Vicente (95%)	Bolivia	Vein	Measured	1,048	156	5,256	N/A	N/A
		Vein	Indicated	569	187	3,422	N/A	N/A
Navidad6	Argentina	Mantos, Diss.	Measured	15,400	137	67,832	N/A	N/A
		Mantos, Diss.	Indicated	139,800	126	564,531	N/A	N/A
Pico Machay	Peru	Disseminated	Measured	4,700	N/A	N/A	0.91	137,509
		Disseminated	Indicated	5,900	N/A	N/A	0.67	127,092
Calcatreu7	Argentina	Vein	Indicated	7,995	26	6,606	2.63	676,028
TOTALS			Measured + Indicated	190,678	116	710,590	--	1,182,377

Mineral Resources – Inferred 1,2,3,4,5,6,7
	Location	Type	Classification	Tonnes (000’s)	Silver (grams/ tonne)	Silver Contained (000’s ounces)	Gold (grams/ tonne)	Gold Contained (ounces)
Huaron	Peru	Vein	Inferred	5,416	177	30,754	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Inferred	6,260	177	35,621	N/A	N/A
La Colorada	Mexico	Vein	Inferred	2,750	308	27,245	0.35	31,113
Quiruvilca	Peru	Vein	Inferred	923	113	3,368	0.44	12,951
Alamo Dorado	Mexico	Disseminated	Inferred	1,146	44	1,622	0.59	21,885
Manantial Espejo	Argentina	Vein	Inferred	1,410	103	4,685	1.09	49,419
San Vicente (95%)	Bolivia	Vein	Inferred	513	302	4,977	N/A	N/A
Navidad6	Argentina	Mantos, Diss.	Inferred	45,900	81	119,386	N/A	N/A
Pico Machay	Peru	Disseminated	Inferred	23,900	N/A	NA	0.58	445,673
Calcatreu7	Argentina	Vein	Inferred	3,413	17	1,822	2.06	226,045
TOTALS			Inferred	91,631	78	229,479	--	787,086

Notes:
(1)
Mineral resources are in addition to mineral reserves.  Mineral reserves and mineral resources are as defined by the CIM Definiton Standards on Mineral Resources and Mineral Reserves. See “Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources”.

(2)	Mineral resources do not have demonstrated economic viability.
(3)	These tables illustrate Pan American’s share of mineral reserves and mineral resources. Properties in which Pan American has less than 100% interest are noted next to the property name.
(4)	Environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the above estimates of mineral reserves.
(5)
Prices used to calculate December 31, 2009 mineral reserves and mineral resources for all mines were Silver: $13.00 per ounce, Gold: $875 per ounce, Lead: $1,600 per tonne, Copper: $5,000 per tonne, Zinc: $1,600 per tonne.

(6)	Prices used to calculate December 31, 2009 mineral resources for Navidad were Silver: $12.52 per ounce and Lead: $1,100 per tonne.
(7)           Prices used to calculate December 31, 2009 mineral resources for Calcatreu were Silver: $12.50 per ounce and Gold: $650 per ounce.

Mineral reserve and mineral resource estimates for Huaron, Quiruvilca, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado and Morococha were prepared under the supervision of Michael Steinmann, P. Geo., Executive Vice-President Geology & Exploration and Martin G. Wafforn, P. Eng., Vice-President Technical Services as Qualified Persons as that term is defined in NI 43-101.  Navidad resource estimates were prepared under the supervision of John J. Chulick, P. Geo., an independent Qualified Person as that term is defined in NI 43-101.

Acquisition of Aquiline Resources Inc.

The Offers

On October 14, 2009, the Company announced its intention to make a friendly offer to acquire all of the outstanding common shares (“Aquiline Shares”), common share purchase warrants and the convertible debenture (the “Convertible Debenture”) of Aquiline by way of separate take-over bids.  The take-over bids were formally launched on October 30, 2009 with the mailing of an offer and circular (the “Offer and Circular”) to securityholders of Aquiline.  Specifically, the Company offered to purchase:

(a)
all of the issued and outstanding Aquiline Shares, including any Aquiline Shares that may become issued and outstanding after the date of the Offers (as defined below) but prior to the expiry time of the Offers upon the exchange, conversion or exercise of any securities of Aquiline that are convertible into or exchangeable or exercisable for Aquiline Shares, but excluding Aquiline Shares owned by the Company or its affiliates, for consideration consisting of 0.2495 of a Common Share and 0.1 of a Consideration Warrant for each Aquiline Share (the “Share Offer”). Each whole Consideration Warrant entitles the holder thereof to purchase one Common Share at the price of Cdn.$35.00 per Common Share until December 7, 2014;

(b)
any and all of the outstanding common share purchase warrants of Aquiline, comprised of Aquiline’s February 2008 series of common share purchase warrants (the “February 2008 Warrants”), Aquiline’s May 2008 series of common share purchase warrants (the “May 2008 Warrants”), Aquiline’s October 2008 series of common share purchase warrants (the “October 2008 Warrants”), Aquiline’s November 2008 series of common share purchase warrants (the “November 2008 Warrants” and, collectively with the February 2008 Warrants, May 2008 Warrants and October 2008 Warrants, the “Aquiline Warrants”), but excluding Aquiline Warrants owned by the Company or its affiliates, as follows:

(i)
each of the outstanding February 2008 Warrants for consideration consisting of 0.2495 of a common share purchase warrant of the Company (a “February 2008 Replacement Warrant”), with each whole February 2008 Replacement Warrant exercisable to purchase from the Company one Common Share at an exercise price of Cdn.$52.10 per Common Share (the “February Warrant Offer”);

(ii)
each of the outstanding May 2008 Warrants for consideration consisting of 0.2495 of a common share purchase warrant of the Company (a “May 2008 Replacement Warrant”), with each whole May 2008 Replacement Warrant exercisable to purchase from the Company one Common Share at an exercise price of Cdn.$40.08 per Common Share (the “May Warrant Offer”);

(iii)
each of the outstanding October 2008 Warrants for consideration consisting of 0.2495 of an October 2008 Replacement Warrant, with each whole October 2008 Replacement Warrant exercisable to purchase from the Company one Common Share at an exercise price of Cdn.$10.02 per Common Share (the “October Warrant Offer”); and

(iv)
each of the outstanding November 2008 Warrants for consideration consisting of 0.2495 of a common share purchase warrant of the Company (a “November 2008 Replacement Warrant”), with each whole November 2008 Replacement Warrant exercisable to purchase from the Company one Common Share at an exercise price of Cdn.$10.02 per Common Share (the “November Warrant Offer”),

(collectively, the “Warrant Offers”); and

(c)	the outstanding Convertible Debenture for consideration consisting of a debenture of the Company (the “Replacement Debenture”), which may be converted into either:

(i) 363,854 Common Shares at a conversion price of Cdn.$48.10 per Common Share; or

(ii)
a contract granting the holder of the Replacement Debenture the right to purchase 12.5% of the life of the mine payable silver from the Loma de La Plata deposit of the Navidad Property (as defined below),

(the “Debenture Offer” and, together with the Share Offer and the Warrant Offers, the “Offers”), upon the terms and subject to the conditions set out in the Offer and Circular.

Only the Common Shares issuable upon the exercise of the Consideration Warrants and the October 2008 Replacement Warrants are qualified by this Prospectus.

Nature of Business Acquired

Aquiline Resources Inc. (“Aquiline”) is an exploration and development company advancing one of the world’s largest undeveloped silver deposits, the Navidad property in Argentina (the “Navidad Property”), as well as other gold and silver deposits in Argentina and Peru, including the Calcatreu and Pico Machay properties.  See “Recent Developments – Navidad Property” below.

Date of Acquisition

On December 7, 2009, the Company acquired ownership and control of 67,216,956 Aquiline Shares, representing aproximately 81.8% of the issued and outstanding Aquiline Shares, assuming no other convertible securities of Aquiline are exercised, and 1,925,000 October 2008 Warrants.  Following the take-up of these securities on December 7, 2009, and taking into account the securities of Aquiline owned by the Company prior to this take-up, the Company owned 72,291,956 Aquiline Shares (assuming the exercise by the Company of all of the convertible securities of Aquiline owned by it or taken up by it to date under the Offers), representing approximately 88.0% of the Aquiline Shares based on the total number of Aquiline Shares outstanding as of December 7, 2009.

By way of a notice of extension and variation dated December 9, 2009, the Company extended the Share Offer, May Warrant Offer and February Warrant Offer until December 22, 2009.

On December 22, 2009, the Company acquired ownership and control of an additional 5,403,461 Aquiline Shares, representing aproximately 6.96% of the issued and outstanding Aquiline Shares, assuming no other convertible securities of Aquiline are exercised, and an additional 206,366 February 2008 Warrants.  Following the take-up of these securities on December 22, 2009, and taking into account the securities of Aquiline owned by the Company prior to this take-up, the Company owned 77,901,783 Aquiline Shares (assuming the exercise by Pan American of all of the convertible securities of Aquiline owned by it or taken up by it to date under the Offers), representing approximately 92.7% of the Aquiline Shares based on the total number of Aquiline Shares outstanding as of December 22, 2009.

On December 23, 2009, the Company announced its intention to acquire the remaining Aquiline Shares by exercising its statutory right of compulsory acquisition.  On January 22, 2010, the Company completed its compulsory acquisition of the remaining Aquiline Shares and is now the holder of 100% of the outstanding Aquiline Shares.

As a result, a total of 7,873,618 Consideration Warrants and 480,287 October 2008 Replacement Warrants were issued in connection with the Offers and the subsequent compulsory acquisition.

The 31,134 February 2008 Warrants which were not deposited to the Warrant Offers or exercised in advance of the completion of the compulsory acquisition will remain outstanding in accordance with their respective terms.

Consideration

Pursuant to the Offers and the Compulsory Acquisition, the Company issued an aggregate of 19,644,669 Common Shares, 7,873,618 Consideration Warrants, 480,287 October 2008 Replacement Warrants, 51,488 February 2008 Replacement Warrants and the Replacement Debenture.

Navidad Property

As a result of the Company’s acquisition of Aquiline, Pan American obtained the rights to the Navidad Property.  Certain statements in the following summary of the Navidad Property are based on and, in some cases, extracted directly from the technical report entitled “Pan American Silver Corp: Navidad Project, Chubut Province, Argentina” dated February, 2010 and prepared by Pamela De Mark, P. Geo., BAppSc (App Geo, Hons), MAusIMM, John J. Chulick, Licensed Professional Geologist, Dean K. Williams, B.Sc, LPG, MBA, Damian Spring, B.E. (Mining), MAusIMM and John A. Wells, B.Sc (Hons), MBA, MCIMM, FSAIMM.

Property Description and Location

The Navidad Property is located in Gastre Department in the Province of Chubut, southern Argentina, at approximately 42°24′54″S and 68°49′12″W.

The Navidad Property is flanked by the communities of Gastre to the northwest, Gan Gan to the east and Blancuntre and Lagunita Salada to the southwest. Blancuntre is the closest recognised indigenous community to the Navidad Property, with approximately 50 indigenous families living within the town and surrounding area.

Land tenure

The Navidad Property is divided into four property claims (registration numbers 14340/04, 14341/04, 14902/06, and 14903/06), each of which is an MD (as defined below) 2,500 hectares in area. Approximately 120,000 hectares of additional mineral rights are held or have been applied for in the name of Minera Argenta S. A. and Minera Aquiline Argentina S.A. in the Province for exploration in connection with the Navidad Property.

In Argentina, exploration concessions are not physically surveyed or staked in the field, but are electronically filed using the Gauss Kruger coordinate system, zone (faja) 2, relative to the WGS 84 datum. There are three levels of mineral rights (which do not include surface rights):

•	Cateo – an exploration permit granting any mineral discoveries on the cateo to the applicant. Cateos are measured in units of 500 hectares, with a minimum of one unit (500 hectares) and a maximum of 20 units (10,000 hectares) granted to any holder. Cateo units must be reduced over time relative to the number of units held; the maximum duration for any granted cateo is three years. The holder may conduct prospecting, mapping, sampling, geophysical surveys, drilling and trenching after notifying the mining office of the exploration plan.

•
Manifestacion de Discumbrimiento (“MD”) – once mineralisation is discovered on a cateo, the cateo lease expires and the permit is upgraded to an MD. The maximum area of an MD is 7,000 hectares. A basic environmental impact assessment, a physical survey, and boundary markers are required at this stage.

•	Pertenencia – a lease allowing mining. A physical survey and boundary markers are required.

Pan American’s tenements are subject to Argentinean law and policy, which may in the future result in surrender of certain of its tenements outright and/or the reduction in area of its holdings.

Agreements and encumbrances

Silver Wheaton Corp., through its subsidiary, Silverstone Resources (Barbados) Corp., has rights to 12.5% of the eventual silver produced at the Loma de La Plata deposit under a “silver stream” agreement. The Navidad Property is not subject to any other royalties, back-in rights, payments, encumbrances or similar agreements.

Environmental liabilities

The Province holds the Navidad Property administrator responsible for any potential environmental damage liabilities that may arise.

Environmental and social baseline studies are in the process of being completed for the Navidad Property. The bulk of baseline work done to date has been contracted to local Argentine consultants working under the supervision of international firms including Water Management Consultants (WMC)/Schlumberger Water Services, Ground Water International, On Common Ground Consultants Inc., and Klohn Crippen Berger Ltd.  An international consultant that will finalise the baseline work and prepare the future Environmental Impact Assessment (“EIA”) for the Navidad Property is currently being selected.

Permits

Drilling at the Navidad Property requires a separate permit for each affected tenement valid for one year, subject to the approval of an Environmental Impact Statement (“EIS”). An EIS is required to be submitted which covers the impacts and mitigation/monitoring procedures for the exploration activities, in order to obtain environmental permits. The level of the exploration activity dictates the level of study required.

The Navidad Property is in an advanced exploration stage involving drilling and trenching activities. The most recent EIS update was submitted in 2008 and was approved in January 2010. Until this EIS update was approved, the Navidad Property operated under the existing valid permit which was modified in 2008. As a result of the EIS approval, a new drilling permit was issued for a one year period and this new permit allows for the operation of up to eight drill rigs.  Rehabilitation of the drilling platforms and impacted areas is carried out throughout the year.

Water rights are treated separately from environmental permits. Two extraction wells have been permitted for use in exploration activities.

Depending on overall timing of the development of the Navidad Property, an Environmental and Social Impact Assessment report for the Navidad Property is expected to be completed and presented to the provincial Chubut government in 2010. While the government has publicly indicated its support for the Navidad Property proceeding, the status of a provincial law banning open pit mining would need to be clarified before permits for mining can be obtained.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The nearest towns to the Navidad Property are Gastre, with a population of about 500, 40 kilometres to the northwest, and Gan Gan, with a population of about 600, about 40 kilometres to the east. Both towns are located on Provincial Route 4, a gravel highway that passes just north of the Navidad Property. Offices, accommodation, and facilities for core storage and logging have been established in Gastre and to a lesser degree in Gan Gan. The Navidad Property is accessible year round except in very wet conditions.

Daily scheduled flights are available to the city of San Carlos de Bariloche, a tourism centre with a population of approximately 100,000, located about 355 kilometres by road to the northwest. Daily flights are also available to Trelew, located about 390 kilometres by road to the southeast near the coast, with a population of approximately 90,000. The nearest airport, which has regularly scheduled flights, is located in Esquel, about four hours drive to the southwest by gravel road. The provincial capital of Rawson, located 20 kilometres east of Trelew, has a population of approximately 23,000. An office has been established from which to advance the technical studies of the Navidad Property in Puerto Madryn, a city with a population of approximately 70,000, located 60 kilometres north of Rawson. There are at least three scheduled flights per week between Puerto Madryn and Buenos Aires. Offices are also maintained in Buenos Aires and in the regional centre of Ingeniero Jacobacci, which has a population of approximately 8,000, located two hour’s drive to the north of Gastre.

Climate

The climate is semi-arid with average annual temperatures ranging from 1°C to 20°C. High winds frequently occur from October through December, but may also occur throughout the year. Annual precipitation averages between five millimetres to ten millimetres per month, but during the winter months from May to August, higher accumulations ranging from 15 millimetres to 20 millimetres may occur as either rain or snow. Field activities run throughout the year and are not curtailed by weather conditions.

Infrastructure and local resources

The base of operation for the Navidad Property is in Gastre. Facilities include offices, modular living facilities, and core-storage warehouses. Communications are provided by land line telephone service, national mobile phone operator, and a satellite internet dish. The modular living facilities provide lodging and meals for up to 20 people. The warehouses include three drill core storage sheds, a logging and sampling shed, metal shop, vehicle workshop, and a regional exploration office. In the logging shed there are four diamond saws used to cut drill core.

In Gan Gan, two core storage facilities have been built as well as an office on land purchased on the western edge of town in 2007. The office serves as a base of operation for social and community relations personnel, while the warehouses contain older drill core from the Navidad Property.

On the Navidad Property, a small camp facility has been installed with electrical power provided by several small generators. Communication is provided by a satellite internet uplink. Other infrastructure on site includes storage areas for drill supplies. There are two water bores authorised by the Chubut Province Hydrology Department to pump water for use with diamond drilling. Water pumping is accomplished by one of two company owned water pumps. To provide access for drilling, a total of 26 kilometres of access roads have been constructed on the Navidad Property.

During 2008, the drilling contractor, Boart Longyear, installed a transportable 60-person camp in the Yanquetru Valley, on owned land to the south of the Navidad Property. A water tank and sewerage facilities have been installed in support of the camp.

Land Access

Access to land for drilling and other exploration activities is allowed through outright surface ownership as well as through a series of easement contracts with the remaining surface owners. Land acquisition activities continue in order to facilitate unimpeded land access to the Navidad Property through land swap deals and direct land purchases.

Physiography

The Property is located in the Patagonian Plateau region with steppe vegetation characterised by low and compact bushes of grass and by stocky shrubs of less than a metre high. Elevation ranges from 1,060 metres to 1,460 metres with gentle topographic relief interrupted by local structurally controlled ridges.

History

The first exploration programme that included the Navidad Property area consisted of a preliminary regional geochemical sampling programme conducted by Normandy Argentina (“Normandy”) in mid 2000 to locate additional deposits to supplement those known at its Calcatreu property, a gold and silver deposit located approximately 80 kilometres from the Navidad Property. The programme consisted of 1,200 bulk leach extractable gold (“BLEG”) stream sediment samples taken from drainage systems overlying Jurassic volcanic rocks in Chubut Province in the general vicinity of Calcatreu, Mina Angela, Gastre, Lagunita Salada, Gan Gan, and other areas. This programme took place on what was then considered open exploration ground, and resulted in the identification by Normandy of various anomalies, including the Flamingo Prospect and Sacanana, which is today known as the Navidad Property.

In January and February 2002, Newmont Mining Inc. (“Newmont”) purchased Normandy’s worldwide mining interests, and in March 2002, Newmont decided to sell all of its interests in Argentina. In September 2002, IMA Exploration Inc. (“IMA”) signed a confidentiality agreement (“Confidentiality Agreement”) in order to obtain an information brochure and technical data related to Newmont's Argentinean interests, which included its Calcatreu property. In December 2002, IMA applied for a cateo over the area formerly known as Sacanana and now known as the Navidad Property, utilising and relying upon the Normandy BLEG data (known as BLEG A), and began undertaking a regional exploration programme over the Navidad Property, including regional mapping and sampling. From December 2002 to July 2006, IMA conducted diamond drilling, geochemical sampling, geophysical exploration, and mineral resource estimates at the Navidad Property.

In January 2003, Aquiline entered into an agreement with Newmont, which was completed in July 2003, to purchase all of the shares of Normandy and Newmont’s 100% interest in Calcatreu, and acquired all of Newmont’s assets including the BLEG A data. In May 2003, Aquiline reviewed the BLEG A data and found that the ground covered by the BLEG A data had already been claimed by IMA. After failure to receive a credible response from IMA as to how they could otherwise have made a legitimate discovery at the Navidad Property without having breached the terms of the Confidentiality Agreement, Aquiline went on to file suit in the Supreme Court of British Columbia in March 2004.

The Supreme Court of British Columbia awarded ownership of the Navidad Property to Aquiline on July 14, 2006 following a court case where IMA was found to have breached the Confidentiality Agreement. IMA subsequently appealed to the Court of Appeal for British Columbia, but lost the appeal by unanimous decision in June 2007. An Application for Leave to Appeal to the Supreme Court of Canada was filed by IMA in September 2007. Sole ownership rights were granted to Aquiline by the Supreme Court of Canada on  December 20, 2007, subject to Aquiline making payment to IMA in reimbursement for its accrued exploration expenditures up to the July 2006 court decision. Aquiline’s final payment to IMA was made on February 8, 2008, giving Aquiline full ownership of the Navidad Property.

Since October 2006, Aquiline has undertaken diamond drilling, geophysical and geochemical exploration, metallurgical test work, resource estimates and a preliminary economic assessment for the Loma de La Plata deposit.

Geological Setting

Regional geology

The Navidad Property is located on the southwest edge of the Northern Patagonia Massif in southern Argentina. This boundary of the massif is coincident with the “Gastre Fault System”, which was originally interpreted as a large-scale dextral shear zone. This mega-structural feature is now believed to be the result of continental-scale northeast to southwest extension that produced through down-faulting a series of northwest to southeast trending half grabens and tectonic basins.

Granitoid rocks of the basement in northern Chubut Province belong to the Palaeozoic age Mamil Choique and Lipetren formations. Locally these rocks are exposed at surface in windows through the overlying Mesozoic age volcanic and sedimentary rocks. At the Navidad Property, the Mesozoic sequence consists of the Lonco Trapial Formation and overlying Cañadón Asfalto Formation. The latter of these formations hosts the Navidad mineralisation.

The Province was tectonically active during the Jurassic with abundant evidence of syn-sedimentary faulting observed in the Cañadón Asfalto Formation. Continued post-sediment tectonic activity resulted in the faulting, tilting, and local folding of the Lonco Trapial and Cañadón Asfalto formation stratigraphies. This resulted in the formation of a series of northwest trending half and full horsts and grabens.

Overlying these tilted Jurassic age volcanics and sediments are the generally flat lying sediments and pyroclastic rocks of the Cretaceous age Chubut Group Formation. To the east and south these are covered by Tertiary age plateau basalts.

Local and property geology

The oldest rocks are the crystalline basement rocks of the Mamil Choique Formation located in the southwest corner of the Navidad Property area. These basement rocks are overlain by a sequence of pyroclastics, volcanic agglomerates and lavas of the Lonco Trapial Formation. These rocks are exposed along a northwest to southeast trending strip in the southwest quadrant of the Navidad Property area and in the valley northeast of the Sauzal Fault along the Navidad trend. They are also exposed on the southeast Navidad Property section of the Esperanza trend at the Fold Zone.

The welded pyroclastics of the Lonco Trapial Formation exposed to the southwest of the Navidad Property area are also found directly north of Calcite Hill and in deep drilling along the Navidad trend below the Sauzal Fault. Here they are interbedded with juvenile volcaniclastics derived from the same flows. A drill hole northeast of Navidad Hill crossed in excess of 500 metres of this volcaniclastic/pyroclastic sequence without encountering the underlying agglomerates or basement rocks. This thick sequence of rock is generally oxidised as denoted by its characteristic red colour.

Stratigraphically above the Lonco Trapial volcanic sequence and forming the base of the Cañadón Asfalto Formation are coarse clastic sediments of arkosic composition. Basal conglomerates of the arkoses may contain boulders up to two metres in diameter. They are composed almost exclusively of angular grains of quartz and feldspar derived from the Mamil Choique Formation. Locally the arkoses contain horizons of limestone, some with stromatolites. Coarser beds include pebble to cobble size clasts of granite and metamorphic rocks. These beds may locally exhibit cross-bedding sedimentary textures. These sediments extend from the valley floor southwest of the Argenta trend to the Esperanza trend. Intersections from drillholes southeast of Loma de La Plata and further south on the Argenta trend indicate the arkoses are interbedded with thick sequences of argillaceous shales. At surface the coarser arkoses horizons are resistive and form extensive exposures. The shales are erosionally recessive and are rarely if ever exposed at surface.

At Loma de La Plata and between the Esperanza and Navidad trends there are no arkose sediments. In their place intercalated with the argillaceous black shales are mature greywackes of intermediate volcanic composition.

These are deposited in rhythmic sequences consisting of pebble conglomerates that grade normally into coarse muddy sandstones. The greywackes locally contain thin carbonaceous horizons.

Above the greywackes from Loma de La Plata to Sector Z and between Esperanza and Navidad trends southeast of Calcite NW are argillaceous black shales. These sediments contain limestone horizons and zones with intercalations of coarser grained muddy sediments. They are rich in organic carbon and locally may contain thin coal seams. In the northwest to central portions of the Esperanza Valley the shales may also contain horizons of pyroclastics with varying degrees of re-working with thicknesses that range from one metre up to ten metres. At Galena Hill the shales host massive sulphide replacement bodies at their lower contact with the latite lavas. At several of the Navidad Property deposits these shales contain lead and zinc mineralisation distal to the higher grade silver zones.

Contemporaneous with the deposition of the sediments within the Navidad Property area, there were a minimum of three distinct extrusive lava and multiple pyroclastic volcanic events. The oldest of the lavas are fine-grained and of intermediate to mafic composition. These are referred to at the Navidad Property as andesite. These rocks are believed to been extruded sub-aerially as the auto-brecciated tops of the flows show the effects of thermal oxidation. These lavas were either simultaneously deposited within two separate basins, one dominated by arkoses and the other by black argillaceous shales, or there were multiple andesite eruptive events. On the Argenta trend the andesites are inter-bedded with arkoses and on the southern end of the Navidad trend they are inter-bedded with black shales. At the northwestern end of the Navidad trend and north of Provincial Route No. 4 they are overlain by pyroclastics and other latite lava flows with no intervening sediments. The andesite lavas are generally not mineralised; however, locally they can host silver-copper mineralisation. The best known mineralisation hosted in andesite is located at the southern limit of the Connector Zone. Here the tectonically brecciated and hydrothermally altered andesite returns grades of up to 11 kilograms per tonne of silver in surface rock chip samples. There are also mineralised showings in andesites south of the Loma de La Plata deposit on the Argenta trend and at the Fold Zone at the southeast end of the Esperanza trend.

The next extrusive lava event produced what is referred to on the Navidad Property as the Lower Latite unit. It is actually a hybrid consisting of a trachyandesite contaminated by quartz, which appears as rounded one millimetre to three millimetres quartz phenocrysts with reaction rings in quantities ranging from 1% to 5%. The Lower Latite also contains cognate clasts 0.5 centimetres to three centimetres in size of fine-grained material of the same composition without quartz phenocrysts. On the Navidad Property these are referred to as “xenoliths”. The Lower Latite was preceded by a pyroclastic eruption that produced pumice bearing ash tuff. At Navidad Hill and Galena Hill the exposed volcanic sequence is andesite, pumice tuff followed by the Lower Latite with no intercalated sediments. The Lower Latite lava is restricted in distribution to the northern end of the Argenta trend and the northern half of the Esperanza and Navidad trends. These lavas host high grade mineralisation at Calcite Hill, where the Upper Latite lavas are believed to have been removed by erosion prior to the deposition of the black shales. The Lower Latites also host mineralisation together with the Upper Latites at Galena Hill.

The last extrusive volcanic event produced the Upper Latite lava flows. These rocks are macroscopically identical to the Lower Latite except they do not contain cognate clasts. Potentially, these autoclasts were completely reabsorbed by the magma before their extrusion. It is believed the initial eruption of the Upper Latite encountered sufficient ground water to create a maar – diatreme complex located at Calcite NW. Evidence supporting this hypothesis is a two kilometres wide zone of milled matrix breccia containing rounded clasts of the welded pyroclastic flows and Lower Latite lavas. Horizons of reworked pyroclastics observed within the sediment sequences at the northern end of the Navidad trend may represent surge deposits. Continued eruption of the Upper Latite lavas led to its distribution over an area minimally 60 kilometres squared in size including the entire length of the Argenta, Esperanza and Navidad trends and north of the Provincial Route No. 4. At the southeast end of the trend the groundmass of the lava is glassy and has devitrified to form spherulites. At the northwest end of the Argenta trend and on the Esperanza and Navidad trends the lava is interbedded with greywackes and shales. The Upper Latite lava hosts practically all of the silver-sopper mineralisation at the Loma de La Plata and Esperanza Valley deposits and a larger portion of the mineralisation at the Navidad Hill and Galena Hill deposits.

Collectively the individual mineralised deposits along the Navidad trend exhibit a strong northwest to southeast lineation. A few observed small mineralised veins and breccia dikes located along the trend also exhibit northwest to southeast to north-northwest to south-southeast orientations. No large potential feeder structure common to all the deposits has yet been discovered. If such a structure exists, it is likely that post-mineral movement on the Sauzal Fault laterally displaced it from beneath the known mineralised bodies.

At the individual deposit scale the mineralisation is clearly controlled by zones of primary or secondary porosity. Examples of this are the upper latite lavas at Esperanza Valley and Loma de La Plata and volcaniclastic horizons at the Connector Zone and Calcite NW. These zones are often capped by impermeable horizons. These aquitards effectively capped the ascending hydrothermal fluids and forced lateral migration outward from the plumes. The result was the formation of mineralised bodies with strataform geometries.

Almost all the Navidad Property mineralised deposits are contained within structural blocks separated from each other by three major structures. These structures are believed to be pre-mineralisation in some cases and are definitely post-mineralisation in others as evidenced by these structures truncating mineralisation. The most influential of these post-mineral structures are the Sauzal, Esperanza and Arco Iris faults. The Sauzal Fault is located along the northeast side of the Navidad trend and dips shallowly to the southwest. This structure truncates the mineralisation at depth on the Galena Hill, Connector Zone, Navidad Hill and Calcite Hill deposits. The Esperanza Fault located along the Esperanza trend has resulted in the drag folding of the host lithologies of the Valle Esperanza deposit. The Arco Iris Fault is located in the northern end of the Argenta trend. This steeply northeast dipping fault limits the Loma de La Plata mineralised deposit to the southwest where it juxtaposes it against unmineralised andesite. The Barite Hill deposit is also interpreted to be affected by post-mineral low angle faulting, potentially analogous to the interpreted movement on the nearby and similarly orientated Sauzal Fault.

Exploration

Exploration efforts were focused on identifying new exploration targets with diamond drilling, with delineation and infill drilling at the Loma de La Plata deposit, and with minor infill drilling of other previously identified mineralised zones. Exploration for additional deposits through the use of fence drilling across prospective covered areas is feasible, since as is so far known, the occurrence of the latite unit hosting mineralisation is generally of relatively large areal extent that can be measured in units of tens of hectares. Mineralisation is frequently stratiform with relatively shallow dips, and most of the known deposits occur as large roughly tabular bodies.

Geophysical and geochemical methods have proved useful in mapping the distribution of the latite unit and potassic-style alteration, in detecting Galena Hill style sulphide-rich mineralisation, and in interpreting the Navidad Property-scale structural regime. The characteristics of the host rock and wall rock units are favourable for diamond drilling, and extensive areas can be rapidly explored by drilling at relatively low cost. As was demonstrated during the 2007 diamond drilling programme, additional mineral resources can be delineated by extension drilling laterally away from known deposit areas.

Aquiline completed 583 diamond drillholes from November 2006 to March 2009, for 127,960 metres drilled.

Mineralization

In all of the deposits and mineral showings the gangue minerals are principally calcite with or without barite and a much lower proportion of silica. Visibly recognisable ore minerals are native silver, grains and clots of black sulphides containing argentite\acanthite and discrete grains of sphalerite, galena, chalcopyrite, cuprite, bornite, native copper and copper carbonates. Distinct styles of mineralisation are reflected in the differences in ore minerals and proportion of gangue between the deposits. Various pulses of mineralisation are observed, principally at Galena Hill. With the exception of the latter, pyrite and sulphides in general are relatively scarce.

The principal mineral association of interest is silver-lead. Other associations of interest are silver-lead-copper and copper-silver or more rarely silver-zinc. Occasionally there is silver only, or copper-lead-zinc or simply isolated occurrences of these base metals. This further suggests that deposition occurred through successive pulses of mineralisation. So far as it is known to date, gold is totally absent from the system.

Mineralisation is preferentially hosted in lavas with the upper latite containing the dominant proportion, followed by the lower latite and then rarely by the andesite. Deposits with the dominate portion of mineralisation within lavas include Loma de La Plata, Valle Esperanza, Calcite Hill, and Galena Hill. Sedimentary rocks and volcaniclastics can also contain significant mineralisation. Deposits where the mineralisation is dominantly hosted by these rock types include Calcite NW, Navidad Hill, Barite Hill, and the Connector Zone.

To date the general Navidad Property is comprised of eight individual mineral deposits in three separate mineralised trends referred to as the Navidad trend, the Esperanza trend, and the Argenta trend. The six deposits in the Navidad trend are essentially contiguous and include, in a 5.8 kilometres alignment from northwest to southeast, Calcite NW, Calcite Hill, Navidad Hill, Connector Zone, Galena Hill, and Barite Hill. The Valle Esperanza deposit occurs on the east flank of the Esperanza trend and is found approximately 370 metres to the south-southwest of Galena Hill. The Loma de La Plata deposit occurs along the northern portion of the Argenta trend and lies approximately 2.2 kilometres southwest from the centre of Calcite Hill.

Calcite NW

Calcite NW is located stratigraphically in the upper sedimentary package found directly above the latite unit. This package is comprised of mudstone, sandy volcanic tuffs, tuffaceous sandstones, lapilli tuffs, and volcaniclastic intervals. In general the layers with a significant tuffaceous component exhibit a strong argillic alteration.

Mineralisation occurs disseminated in the sediments where it is observed as galena with occasional scarce chalcopyrite. Facies with high permeability, such as the tuffaceous sandstones and volcanic tuffs, are preferentially mineralised. Towards the northwest the mineralisation is characterised by lead with low silver and is hosted mainly by tuffs and pyroclastic units. In the central to southwest area of Calcite NW, silver and lead mineralisation with low grade copper and occasional zinc mineralisation are hosted by sandy mudstones and tuffaceous sandstones.

Mineralisation at Calcite NW takes the form of three long and tabular to slightly synformal bodies. The main body lies from the surface to a depth of 130 metres below surface and has an average overburden thickness of approximately 60 metres. It has a strike length of 1,825 metres towards the northwest, a width between 350 metres to 500 metres, and a thickness between ten metres and 80 metres. The mineralised body plunges gently to the northeast with a dip between 1º to 5º. The base of the main body is normally identified by the Galena Marker.

Towards the south-eastern end of the deposit, a smaller lens lies close to the surface parallel to the main body and about 80 metres above it. It has a regular shape 275 metres long, up to 250 metres wide and between 20 metres and 40 metres thick.

Another elongated lens of mineralisation lies between 15 metres to 50 metres below and parallel to the northern end of the main body. The body is 1,000 metres long, between 200 metres and 350 metres wide, and ranges between ten metres and 30 metres in thickness.

Calcite Hill

The mineralisation is hosted principally in the latite with xenoliths unit (lower latite) and occurs upwards for a few metres above the contact with the overlying upper sedimentary or pyroclastic package depending on the sequence. The style of mineralisation is typically banded epithermal vein filling and stockworks in breccias developed in the brittle massive portions of the flow. Where present in the upper sedimentary package, mineralisation occurs as disseminations infilling the primary porosity as well as micro-veinlets that are comprised of argentiferous lead and zinc sulphides along with interstratified galena.

Gangue mineralisation is comprised of calcite, minor silica, and barite either white in colour or as a caramel-coloured variety that occurs almost exclusively at Calcite Hill although it has been occasionally identified on nearby Navidad Hill. High grade mineralisation is comprised of galena, black sulphides, native silver, and occasional chalcopyrite. The overlying geochemical signature is silver-lead with minor copper.

Azonation of the mineralisation hosted in the latite unit is exhibited in the sequence of the three principal zones which in descending depth order are:

•	An upper zone with principally lead mineralisation with minor silver, and minor to absent copper;

•	An intermediate zone with high grade silver mineralisation and proportionally less lead and moderate copper; and

•	A lower zone with primarily silica fracture filling, low in sulphides and silver mineralisation.

On the north flank of Calcite Hill, the mineralisation is hosted in volcaniclastic rocks, in the lower portion of the overlying calcareous mudstone unit and in the contact between the same volcaniclastic unit with the lower latite with xenoliths. The entire sequence exhibits structural disturbance. This is attributed to a possible low-angle fault at the base of the sequence which has underlying it the reddish-coloured volcaniclastic basal unit.

Mineralisation at Calcite Hill forms an irregular body with a narrow upper portion outcropping towards the western end of Calcite Hill, which merges with a larger mineralised lens. Mineralisation outcrops and extends to a depth of around 250 metres below surface. It forms a relatively flat surface 600 metres long, ranging from 270 metres to 600 metres in width. The lower portion of the body has an irregular shape resulting from two nearly separate lenses that merge into one lens having a variable thickness between 150 metres to 20 metres. The body plunges to the southwest with a -5º dip.

Navidad Hill

The Navidad Hill deposit exhibits two different types of mineralisation and control. The first of these outcrops along the crest of the hill where mineralisation related to structural control is most evidently displayed compared to elsewhere on the Navidad Property. Here outcropping vein structures exhibit breccias comprised of finely banded crystalline calcite gangue, barite, and finely crystalline to chalcedonic silica. Visually identifiable ore grade minerals include galena, black sulphides, copper and manganese oxides, and lesser quantities of pyrite, chalcopyrite, and rare native copper and silver.

The high grade brecciated vein structures occur in a belt approximately 100 metres in width with discontinuous sub-vertical extensions, striking generally at an oblique angle to the main Navidad trend in the range of 310º to 345º. Vein thicknesses are one metres or less with silver values in the 1,000 grams per tonne to 10,000 grams per tonne range. Vein development discontinuity is also evidenced by “rosario” outcrops along strike and by changes in mineralogical composition along strike as well as at depth. The latite wall rock adjacent to the breccia veins is also found mineralised with the development of veinlets, stockworks, and breccia zones. As indicated so far by drilling, the outcropping breccia veins do not extend to a depth exceeding 80 metres where the vein integrity tends to break down into a zone of veinlets comprised principally of chalcedonic silica that increases at depth. To date the base of the latite has not been encountered by drilling at Navidad Hill which leaves open the possibility of a dome structure in this area.

Mineralisation at Navidad Hill trends for 520 metres towards the northwest and forms an irregular globular shape ranging from 270 metres to 470 metres wide and ten metres to 175 metres thick. The mineralised zone has a shallow dip to the southwest and lies at the subsurface along the ridge crest to around 50 metres depth along the southern flank.

Connector Zone

The mineralisation occurs as disseminations and replacement of the matrix in the volcaniclastic rocks. Locally the volcaniclastic rock is crackle brecciated with a matrix of hydrothermal minerals, sulphides and rare native silver. The volcaniclastic rock can exhibit a wide range of textures ranging from conglomeratic horizons to thinly bedded strata. The volcaniclastic unit contains sub-rounded to very angular clasts of latite derived from the uplift and erosion of the latite lavas. Lesser, and generally lower grade mineralisation can also be hosted in the underlying greywacke and the overlaying mudstones.

The mineralisation at Connector forms two intersecting, but distinct bodies, which combined, are 670 metres in strike length, and between 240 metres and 590 metres wide. The mineralisation lies from the surface to a depth of 330 metres. The deposits are hosted in a sedimentary sequence comprised of sandstones and fine conglomerates with minor mudstones, interbedded with volcaniclastic layers which are mostly formed by sub- rounded to angular latite fragments derived from the erosion of the latite lavas. Locally the host rocks exhibit micro-veinlets up to one centimetre thick and poorly developed stockwork texture. The intensity of the brecciation is weak to moderate and the gangue infilling is comprised of calcite and silica. Alteration is weak and is manifested by a moderate bleaching of the rock due to the presence of low-temperature illitic-smectitic clays.

Galena Hill

Mineralisation at Galena Hill is hosted in a variety of distinct fragmental rock types. These include hyaloclastites at the margins and ends of lava flows and crackle breccias within the massive cores of the flows. Also present are dikes and pipes of hydrothermal breccia. The predominant style of mineralisation is the selective replacement of breccia matrix, or as open space filling. Locally the mineralisation pervasively replaces the matrix of the host lithologies including the mudstones. Where the mudstones are mineralised, they can form massive sulphide-rich stratiform lenses containing galena and marcasite.

The lithology that hosts mineralisation varies within the different portions of the deposit. At the far northwest end of the deposit the mineralisation is primarily hosted within the lower latite with minor mineralisation in the overlaying mudstones and underlying volcaniclastics. Towards the southeast end of the deposit the mineralisation is hosted in both the lower latite unit and the upper latite unit and locally in the overlaying mudstones. To the far southeast end of the deposit all of the mineralisation is contained within the upper latite with only trace mineralisation contained in the overlaying mudstones.

The extent of mineralisation is long and wide with a strike length of roughly 900 metres and a width of between 250 metres and 700 metres. In section views orientated at 030° to 210°, the mineralised body forms a roughly strataform body with a slight dip to the southwest. This body resembles an inverted shield with a flat top and a thicker central portion that thins to the margins. On nearly every section the mineralisation is affected by post-mineralisation movement on the northwest to southeast trending block faults resulting is displacements of roughly ten metres to 50 metres. Those portions of the mineralisation located above the horst are partly eroded whilst those portions to either side are preserved in their entirety. The mineralised zone ranges from a few metres thick at the extreme margins to over 200 metres thick in the central portions of the deposit.

Mineralisation outcrops in several locations including the upper northwest flank and within the window through the mudstones in the area of the structural horst. The top of mineralisation ranges from surface to 200 metres below surface with an average depth less than 40 metres.

There are 12 drill holes in the Galena Hill sector of the Navidad Property that are being monitored on a regular basis for determining the level of the water table. Across the area the top of the water table is at approximately 1,137 metres elevation. The majority of the mineral resource at Galena Hill lies beneath this level.

Barite Hill

At Barite Hill two styles of mineralisation are present in distinct stratigraphic units. The first occurrence from surface to depth is a relatively weak silver-lead mineralisation with minor copper and zinc hosted in calcite and lesser barite gangue filling veinlets and breccia matrix within the upper latite unit.

The second style of mineralisation is found in two clastic units below the upper latite flow that is normally found mineralised at the Navidad Property. The units are a sedimentary unit comprised of sandstone and mudstone, and a volcaniclastic unit derived from latite. Mineralisation is interpreted to have been emplaced through the migration of hydrothermal fluids across zones of primary permeability in the sandstones or through zones of secondary permeability through fracturing. This lithology package is bounded on top by a greywacke unit and underneath by fine-grained clastic sediments (mudstones), both of which are interpreted to have relatively low permeability.

Observed mineralisation occurs as a matrix gangue filling of calcite, barite and clays that contains sparse chalcopyrite, black sulphides, and native silver. It is deposited in fine fractures, stockworks and breccias in the mudstones and volcaniclastic rocks, and occurs as disseminations of black sulphides in the sandstones. In areas reporting high silver assay values, native silver is very common and occurs as pure veinlet fillings up to five millimetres in thickness. The principal geochemical association is silver with low copper; in general lead is scarce.

Mineralisation at Barite Hill forms three lenses. The northern lens is about 230 metres long along strike, between 170 metres and 430 metres wide in the dip direction and between five metres and 30 metres thick. The southwest dip varies between 3° where the body outcrops in the north to 25° in the southwest where the body lies approximately 120 metres below surface. The second lens is found towards the southern end of Barite Hill. Its dimensions are approximately 300 metres long by 350 metres wide with thicknesses ranging from 4 metres to 32 metres. It occurs at the subsurface on the crest of the ridge and plunges to the southwest.

The third mineralised body, characterised by high silver values, forms an irregularly shaped mass around 350 metres long, between 100 metres and 400 metres wide, and between seven metres to 100 metres thick. It lies between 50 metres and 200 metres below the second lens in southern Barite Hill and has a dip of 30° to the west-southwest.

Loma de La Plata

At the Loma de La Plata deposit the stratigraphy consists of basal andesites overlain by greywackes and sandy conglomerates that change laterally to mudstones and arkoses. Autoclastic breccias lay between the lower sedimentary sequence and the volcanic flow units comprised by the two latite units, with and without xenoliths, which are separated by an interbedded sedimentary layer. The sequence is completed by mudstones and fine to very fine sandstones that vary to limestones laterally to the east.

In the west to southwest the sedimentary units are thin or missing due to erosion and the lithology is typically comprised by the latites with and without xenoliths that overlay the andesites. Towards the east the sequence is complete due to down–dropped blocks that are the product of normal faulting with an approximate north-south strike presumably resulting from northwest to southeast orientated compression.

The entire sequence has a 325º strike and dips -20° to -30° to the northeast; the dip tends to flatten somewhat along strike to the northwest.

Mineralisation is hosted primarily in the upper latite unit which outcrops in the southwest part of the deposit area and dips towards the northeast where it has been intercepted up to 300 metres below the surface. Drilling in 2008 demonstrated that the mineralisation tends to be enriched in breccia zones associated with north-south normal faults that have a spacing on the order of 70 metres to 90 metres.

The style of mineralisation is characterised by hydrothermal veinlets up to three centimetres thick and tectonic and crackle breccias developed in the brittle massive portions of the lava flow. Gangue mineralisation is comprised of calcite, laumontite, barite and silica present as a white quartz and occasional amethyst. Textures are massive to crustiform and occasionally botryoidal; bladed calcite replacement textures have been observed.

Mineralisation is comprised of acanthite, native silver, argentite, stromeyerite, silver sulphosalts, galena, chalcopyrite and bornite disseminated in the matrix of the breccias and as rims in veinlets. Chalcopyrite is the only mineral that is also disseminated in the host rock. The acanthite and lesser stromeyerite are the principal silver-bearing sulphide minerals that contain approximately 80% of the reported silver. QEMSCAN analyses performed by Xstrata Process Support report an average silver grain size in the range of six micrometres to 20 micrometres.

Two distinct mineralised bodies are present at Loma de La Plata. The main deposit is 850 metres long with a north-south strike, between 600 metres to 1,200 metres wide and 40 metres to 50 metres thick. It covers a surface area of 74 hectares. The second body is considerably lower in grade and is located approximately 60 metres beneath the main deposit. It has approximately the same surface area as the upper main body but with an average thickness of only five metres.

The area with the highest grade mineralisation is located in the central and western side of the upper Loma de La Plata deposit; overburden thickness varies from zero metres to 50 metres. The dimensions of the high grade zone are 500 metres north-south by 170 metres east-west.

To the southeast of the deposit the latite lava flow continues towards the Bajo del Plomo area but with greatly diminished silver and relatively high lead values. To the east the deposit was expanded by some 400 metres where the mineralised portion of the latite becomes progressively thinner with diminishing silver values and higher lead. Towards the northeast drilling has confirmed that the deposit is cut off by the Esperanza Fault. Towards the north the 2007 perimeter was expanded 200 metres where generally no further significant silver mineralisation has been encountered despite the presence of the host unit.

In summary, the total mineralised footprint has been increased by 100% with respect to the area defined in 2007. The deposit still has limited potential to expand towards the northwest where the latite as well as the mineralisation continues to Valle La Plata sector, and there remain some restricted possibilities for expansion to the east- southeast.

Valle Esperanza

At Valle Esperanza the main mineralised deposit is emplaced in the upper latite volcanic unit without xenoliths immediately below the contact with the upper carbon-rich sedimentary package comprised of mudstone, sandstone, and greywacke. The latite varies from massive to autobrecciated in the flow top depending on the number of lava flows. The unit is brecciated with a matrix of calcite, with minor laumontite, barite and silica that are present as massive in-filling, sometimes as banded textures. In the brittle massive portions of the flows, the breccias occur as tectonic or crackle breccias that were hydrothermally in-filled. In the autobrecciated zones with abundant amygdaloids, the hydrothermal fluids used the primary porosity in the contacts between fragments to generate the breccia. The intensity of brecciation is moderate and at least two events of brecciation are recognised.

Of less importance, a lower grade mineralisation is hosted in the underlying lower latite with xenoliths that is below the upper latite and overlain by another sedimentary package comprised of mudstones, greywacke and volcaniclastic rocks.

Alteration is weak to locally strongly argillic in breccias. In general alteration is limited to a gentle bleaching of the host volcanic rock in close proximity to the mineralisation.

The predominate style of mineralisation is the disseminated occurrence of black sulphides, native silver, chalcopyrite, malachite, pyrite and galena in the breccia matrix and in veinlets up to one centimetres thick. Locally the mineralisation of chalcopyrite and galena pervasively replaces both the matrix and the host lithologies. The silver shows a very good correlation with copper and low correlation with lead.

Drillhole intersections have traced the two mineralised zones from surface to approximately 400 metres below surface. The upper body is about 1,100 metres long and between 130 metres and 700 metres wide. The lower body lies approximately 50 metres below the upper deposit, and is 800 metres long and between 140 metres and 500 metres wide. Both bodies range in thickness between five metres to 30 metres.

The mineralised horizon strikes approximately to 290° with a variable northeast dip between -70° to -10°. The dip appears to flatten towards the northeast.

The Valle Esperanza deposit is not fully defined as yet and future work will include drilling along strike to the north-west and south-east and down dip to the north of the presently defined deposit.

Drilling

All diamond drilling on the Navidad Property since the first drillhole in November 2003 has been completed by Boart Longyear Connors Argentina S.A. of Mendoza, Argentina (subsequently taken over by Boart Longyear in 2007). One rig is employed on a discontinuous basis and is capable of drilling deeper than 400 metres with HQ sized rods. Nearly all holes have been drilled at HQ3 diameter (61 millimetres) with three metre long rods, except for rare instances where the drillhole was collared at HQ size diameter and subsequently reduced to NQ diameter down the drillhole. No liners or split-tube core barrels have been used in the drilling process. Frequently used drilling additives include Polyplus, Platinum Lube, and G-Stop. Common rod grease may be used for exceptionally deep holes. Drilling conditions are very good with drilling rates of approximately 120 metres per day per machine. During 2008, up to three additional drill rigs operated on the Navidad Property: one continued with exploration drilling; the other two rigs were dedicated to a programme of in-fill and extensional drilling and orientated-core drilling in support of a geotechnical study of the Loma de La Plata deposit. One of the Loma de La Plata drill rigs was swapped for a period of time with a rig capable of drilling PQ3 diameter (83 millimetres) drill core for metallurgical sampling. The holes for metallurgical sampling doubled as in-fill drillholes. Split-tube core barrels were used during the orientated core drilling of Loma de La Plata for geotechnical analysis.

Staff geologists set up drill collars in the field by locating the planned collar coordinates with a GPS unit or occasionally by tape measure from a nearby drillhole. The geologist aligns the azimuth of the rig by setting out a row of stakes oriented on the desired azimuth, frequently 030°, with a Brunton compass. The edge of the drill rig, such as the Nodwell track or the outer wall of the mounted housing unit, is aligned with the stakes. Drillhole inclination is set by placing the inclinometer of the Brunton compass directly on the drill rod.

After drilling the hole, collar coordinates are periodically surveyed by a professional contract surveyor using total station methods or more recently with a differential GPS. The survey point of reference is a federal government geocentric reference frame (POSGAR) point. Coordinates are expressed in the Gauss Kruger Zone II system, relative to the Campo Inchauspe datum. Drillhole azimuths at the Navidad Property have historically used a magnetic declination correction of 08°E, but beginning in 2009 drillholes from number NV-949 onwards will use an updated correction of 06.5°E.

A number of different instruments have been employed at the Navidad Property to define the drillhole trace down the hole. Aquiline previously used a system of taking downhole surveys either halfway downhole, or every third of the hole, or every quarter of the hole, depending on hole length. In October 2008, Aquiline implemented a system of standardising downhole surveys every 50 metres, and beginning in 2009, in deposits where resources have previously been estimated, downhole readings are now taken at 30 metre intervals. Currently no downhole survey of the bearing and dip is taken at the collar, but the first measurement is now taken not lower than ten metres below the drill collar. No surveys are taken of vertical holes. Snowden Mining Consultants Inc. (“Snowden”) recommends that all drillholes be surveyed regardless of their orientation with the first measurement taken at the collar of the hole.

The average distance between downhole surveys is 84 metres between surveys, with a maximum distance of 232 metres. Beginning with drillhole 616, survey measurements have averaged 52 metres between readings. No serious drillhole deviation problems have been encountered in the drilling to date. Azimuth swing between downhole surveys ranges between 0° and 10°, with lifts of between 0° and 3°.

Sampling and Analysis

Sampling

The sampling method at the Navidad Property has followed similar protocols for the life of the Navidad Property.

The same sampling methodology for diamond drill core sampling at the Navidad Property has been followed since the acquisition of the Navidad Property from IMA, with a few refinements. Approximately five staff geologists are responsible for logging drill core, which takes place in Gastre. Drill core from NV07-459 onwards are stored in Gastre, along with core selected as representative of each deposit (NV05-241 to NV05- 245, NV06-278, NV06-324, NV06-343, NV06-363, NV06-372, NV06-379, NV06-403, NV07-442, and NV07-449). Drill core up to NV07-458 is stored in Gan Gan, except the representative drillholes stored in Gastre.

Drill core is stored and well maintained in wooden core boxes with a nominal capacity of approximately three metres. The drillhole number, box number, and downhole interval are marked in felt tip marker on the side of the box. Wooden downhole core depth markers are placed in the core box by the driller indicating the drillhole number and end of run depth.

Staff geologists log the drill core in detail using standardised logging sheets on handheld computers for: lithology; alteration type, style, and intensity; mineralisation type, style, and intensity; and structural information. The entire drillhole is photographed prior to cutting. Geotechnical information including drill core recovery, rock quality designation, weathering, texture, fracture frequency, type, roughness, infill, shape and angle, hardness, and other notes are recorded on a drill-run basis.

Samples are taken continuously downhole within the prospective lithologies, along geological boundaries rather than by a pre-determined length, which represents best practice. Samples within geological similar units are selected at three metre intervals. Samples are marked for cutting by indicating the sample interval with a yellow paint marker and stapling a waterproof sample number tag on the core box. The drill core is cut in half with a diamond bladed core saw, using recycled water decanted from a settling tank. There is evidence that core samples are not always cleaned subsequent to cutting. Wherever the drill core is too broken for cutting, samples are selected by hand or with a spatula, and very rarely a mechanical splitter is used for core intervals too small for cutting with the saw.

Samples are collected by staff, placed into a previously numbered plastic bag along with a waterproof sample number tag indicating the sample depth interval and the sample number corresponding to the tag stapled to the core box. The plastic sample bag and tag are then sealed with a tamper-proof plastic tie embossed with the sample number.

Several sample bags are then placed into larger poly-woven plastic bags, weighed, and transported to the Alex Stewart Mendoza sample preparation facility by drivers from the Gastre community or by staff.

The remaining drill core is stored under cover at the core storage facilities in Gastre and Gan Gan.

Density determinations are made on a box by box basis for the entire drillhole. Technicians record the downhole interval marked on the box and the length of the sample contained within the box to obtain the recovery percentage. The volume of the sample is calculated by multiplying the core diameter (6.1 centimetres) by the recovered core length. The density is then calculated by weighing the core box, subtracting the weight of the wooden core box (previously set at 3,580 grams, but now set at the average weight of each new shipment of boxes), and dividing by the volume of the recovered sample. Boxes with more than 15% core loss are excluded from the database.

There are a number of potential sources of error when determining density values using this method, including the accuracy of the scale in use, the accuracy of the drill core recovery estimation, using a set weight for a wooden core box, and the crossing of lithological and/or mineralisation boundaries within the core box.

Since October 2008, drillholes numbered NV08-876 and above have had their density determined using the water displacement method, in addition to the box method. Older drillholes under examination have also had density determinations made using the water displacement method. An approximately 20 centimetres long piece of competent core is selected, quartered with a saw, washed, and dried on a hot plate for between five and ten minutes. The weight of the dry sample is recorded, and the sample is suspended on a length of string and completely submerged into a 1,000 milliliters capacity cylinder containing 600 milliliters of water. The displaced water volume is recorded, and the density is calculated by dividing the volume of the displaced water by the weight of the dry sample.

Analysis

All diamond drill core samples at the Navidad Property have been analysed by Alex Stewart Assayers Argentina S.A. (“Alex Stewart”) of Mendoza, Argentina. Alex Stewart is ISO 9001:2000 accredited for the preparation and chemical analysis of mining exploration samples. On two separate occasions in 2003 and 2007,

Smee and Associates conducted a laboratory inspection and considered the laboratory to conform to industry best practice methods for analysis.

Upon receipt of the sample submission, each sample bag is weighed and the entire sample is removed from the bag and placed in a drying pan. Samples are dried at 70°C for up to 40 hours.

After drying, the entire sample is removed from the drying pan and jaw crushed to #10 mesh to reduce its fragment size so that 95% of the sample is less than two millimetres in size (which is monitored by subsequent screen tests). The entire sample is passed through a riffle splitter several times before a final split of 1.2 kilograms is collected.

At this point a 1.2 kilograms duplicate of the course reject is collected randomly from each analytical batch. This coarse reject duplicate is subsequently re-numbered as the original sample number with the suffix “DC” and then treated as a normal sample. The residual coarse reject is stored.

The sample is then pulverised ensuring that at least 80% of the material is less than 75 micrometres in size (80% passing through #200 mesh, also monitored by screen tests). A representative 250 gram split of the sample pulp is taken as the sample and pulp duplicates are routinely collected by the laboratory and assayed as part of their analytical quality control measures. The remaining pulp reject (approximately 950 grams) is stored for future reference.

The crusher and pulveriser are cleaned with barren quartz between each sample.

All drill core samples at the Navidad Property have been analysed by fire assay for silver with gravimetric finish and gold for AAS finish and ICP-ES for 19 elements using the ICP ORE technique.

For silver fire assay, a 30 gram charge is fused with 230 grams of flux in a furnace with temperature control at 1,050°C to produce lead buttons with a weight of at least 30 grams.  The lead buttons are weighted and any sample with a button less than 30 grams is repeated.  The cupellation of the lead buttons occurs in a furnace with temperature control at 950°C.  Two standards of pure metallic silver are included in each cupellation batch to quantify the silver loss during the process.  The prills are weighted in a microbalance and silver dissolved with nitric acid and gold with Aqua Regia.

Gold content is determined by AAS and the silver value is calculated as the difference between the weight of the AAS gold and silver.  The final silver value considers silver lost by cupellation and adds silver based on the two metallic silver standards.  Silver detection limits are two grams per tonne silver and occasionally one grams per tonne silver.

QAQC

The QC protocol employed by Alex Stewart consists in batches of 50 samples for fire assay and up to 100 samples for ICP. Fire assay batches include one preparation blank, one analytical blank, one coarse duplicate, four pulp duplicates, one international certified standard for base metal and silver, one uncertified in-house standard, and two standards made from pure silver to calibrate losses in cupellation. ICP batches include two blanks, four standards, and 10% duplicates.

Certified standards, blanks, and field duplicates are routinely inserted with sample submissions as part of their sample assay quality assurance/quality control (“QAQC”) programme, and provided Snowden with the data for review. Analysis of QAQC data is made to assess the reliability of sample assay data and the confidence in the data used for the resource estimation.

Certified standard samples are used to measure the accuracy of analytical processes and are composed of material that has been thoroughly analysed to accurately determine its grade within known error limits. A standard is considered to have failed if the assay result is above or below three standard deviations of the mean certified standard value defined by the standard manufacturer. If a standard has failed then it may be necessary to re-analyse the sample batch associated with the standard.

A total of 3,734 standard samples have been submitted at a frequency of one in every 21 samples. Standards for silver and lead are comprised of material collected from site and prepared by Acme laboratories in Santiago, Chile, ALS Chemex in La Serena, Chile, ALS Chemex in Vancouver, Canada, and Assayers Canada in Vancouver.

By late 2008 these standards had been depleted, and Aquiline purchased three new standards certified for silver, lead, copper, and zinc, prepared and packaged by CDN Labs of Delta, British Columbia. The standards have been certified by seven laboratories including Alex Stewart of Mendoza, ALS Chemex of Vancouver, Acme of Vancouver, Acme of Santiago, SGS of Lima, ALS Chemex of La Serena, and G&T Metallurgical of Kamloops.

Snowden considered the results of the standard, blank, and field duplicate samples submitted for the Navidad Property to be of industry standard and do not indicate any significant source of bias, cross contamination, or inaccuracy.

Security of Samples

Samples are transported from the drill rig to the storage facilities in Gastre by staff, where a staff geologist logs and photographs the drill core. Drill core is cut and sampled by a staff technician, placed in a plastic bag and sealed with a numbered tamper-proof tag corresponding to the sample number. Five to six samples are placed in a large nylon-woven sack which is then also sealed with a tamper-proof nylon tie. The sack, generally containing about 50 kilograms of samples, is weighed by a staff technician and transported by an employee or a member of the local community to the Alex Stewart sample preparation facilities in Mendoza, where each individual sample is maintained under the control of Alex Stewart. After sample preparation and analyses are complete, all pulps and coarse rejects are shipped by Alex Stewart to a covered warehouse facility rented in Mendoza, where the samples are stored permanently.

Mineral Resources and Mineral Reserve Estimates

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The Navidad Property does not currently have any mineral reserves.  See “Cautionary Note to United States Investors Concerning Estimates of Measured Indicated and Inferred Resources”.

The estimated mineral resources at the Navidad Property are:

Classification	Tonnes (Mt)	Grams of silver per tonne	lead%	copper%	Contained silver (Moz)	Contained lead (Mlb)	Contained copper (Mlb)
Measured	15.4	137	1.44	-	67	489	-
Indicated	139.8	126	0.79	0.05	565	2,425	33
Meas. + Ind.	155.2	127	0.85	0.05	632	2,914	33
Inferred	45.9	81	0.57	0.05	119	580	1

Notes:
(1) The most likely cut-off grade for these deposits is not known at this time and must be confirmed by the appropriate economic studies.
(2) The estimated metal content does not include any consideration of mining, mineral processing, or metallurgical recoveries.
(3) Tonnes, ounces, and pounds have been rounded and this may have resulted in minor discrepancies in the totals.

The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.  Additional studies will be required to determine technical, economic, legal, environmental, socio-economic, and governmental factors.

Mineral resource estimates are reported for the Calcite NW, Calcite Hill, Navidad Hill, Connector Zone, Galena Hill, Barite Hill, Loma de La Plata, and Valle Esperanza deposits at the Navidad Property. To date, no analysis has been made to determine the economic cut-off grade that will ultimately be applied to the Navidad Property.

Known issues that materially affect the Mineral Resources

In 2006 the government of Chubut Province decreed a three year moratorium on all mining activities, including exploration, in the western part of the Province. The government asserts this is to enable the completion of a province-wide map of the mineral potential. The Navidad Property lies outside of and to the east of these “no- mining” zones. The government of Chubut Province has also decreed a Province-wide ban on the use of cyanide for mining purposes and the development of open pit mines. The law states that the government of Chubut Province will accept and review mining proposals, including open pit and cyanide based mining operations, on a case by case basis and determine at that point whether permits may be issued.

Assumptions, methods and parameters

Mineral resource estimates were prepared in the following steps:

•	Data validation was undertaken by Aquiline and reviewed by Snowden.
•	Data preparation, including importation to various software packages.
•	Analysis of the QAQC data.
•	Geological interpretation and modelling of lithological and mineralisation domains was by Snowden based on interpretations provided by Aquiline.
•	Coding of drillhole data within mineralised grade estimation domains.
•	Samples were composited to three metres lengths.
•	Exploratory data analysis of silver and lead grades based on mineralised domains, and also of copper at Loma de La Plata.
•	Indicator variogram analysis and modelling.
•	Derivation of kriging plan and boundary conditions.
•	Creation of block models and application of density values by domain.
•	Grade estimation of silver and lead (and copper at Loma de La Plata) into blocks using multiple indicator kriging (“MIK”).
•	Grade estimation of silver and lead (and copper at Loma de La Plata) into blocks using ordinary kriging (“OK”) and nearest neighbour (“NN”) for MIK estimation validation.
•	Validation of estimated block grades against input sample composite grades.
•	Confidence classification of estimates with respect to CIM guidelines.
•	Resource tabulation and Resource reporting.

Estimation parameters

A kriging neighbourhood analysis (“KNA”) was performed to determine the optimum kriging parameters. KNA is the process of undertaking multiple ordinary kriged estimates using a variety of block sizes and search neighbourhood parameters (such as minimum and maximum sample numbers) and comparing the slope of regression, kriging efficiency, and kriging variance values produced from the estimates. Kriging parameters were selected through examination of the results of the estimates in terms of slope of regression, kriging efficiency, kriging variance, and Snowden’s experience with similar deposits.

Block sizes were selected according to the average drillhole spacing, the results of the KNA and the dimensions of the mineralised envelopes. Snowden created block models with dimensions of 12.5 metres Easting, 12.5 metres Northing, and five metres Elevation, except at Barite Hill, where the block models had blocks with dimensions of 25 metres Easting, 25 metres Northing, and five metres Elevation, based on the wider spacing of drillholes at Barite Hill.

Exploration and Development

Approximately US$500,000 was expended per month in Argentina on the exploration programme and related activities for the Navidad Property in 2009.  Pan American will continue exploration drilling on several open or new targets along the mineralised trends.  Infill drilling is planned for Loma de la Plata, Valle Esperanza, Barite Hill, and Galena Hill during 2010.  These drillholes will also provide new samples for metallurgical analysis.  Additional condemnation and geotechnical drilling is planned for potential future infrastructure sites.

USE OF PROCEEDS

The Company will realize proceeds from the exercise of the Consideration Warrants and October 2008 Replacement Warrants only if and to the extent any of the Consideration Warrants or October 2008 Replacement Warrants are exercised.  If all the Consideration Warrants and October 2008 Replacement Warrants are exercised, the Company will realize gross proceeds in the amount of Cdn$280,389,105.74 based on an exercise price for the Consideration Warrants of Cdn$35.00 per Share and an exercise price for the October 2008 Replacement Warrants of Cdn$10.02 per Share.  The proceeds from any exercise of the Consideration Warrants or the October 2008 Replacement Warrants will be used for working capital and general corporate purposes.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue 200,000,000 Common Shares, without par value, of which 106,896,682 are issued and outstanding as at the date of this Prospectus.  There are options outstanding to purchase up to 1,751,047 Common Shares at prices ranging from Cdn$5.00 to Cdn$48.10.  There are common share purchase warrants outstanding, including Consideration Warrants and October 2008 Replacement Warrants, to purchase up to 8,405,393 Common Shares at prices ranging from Cdn$10.02 to Cdn$52.10.  Holders of Common Shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company.  There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

PRICE RANGE AND TRADING VOLUME

The Company’s common shares are listed for trading on the Nasdaq under the trading symbol “PAAS” and on the TSX under the trading symbol “PAA”.  The following tables set out the market price range and trading volumes of the Company’s common shares on the Nasdaq and TSX for the periods indicated.

Nasdaq Stock Market

Year	High (US$)	Low (US$)	Volume (no. of Shares)
2010	March 1 - 5	23.00	21.24	5,169,095
	February	23.35	20.00	27,411,989
	January	26.44	21.12	26,126,617
2009	December	27.31	22.91	33,439,891
	November	26.26	20.50	37,388,904
	October	26.70	20.28	44,307,441
	Third Quarter	24.81	16.64	89,569,189
	Second Quarter	24.32	15.02	85,305,630
	First Quarter	19.08	12.62	113,482,764
2008	Fourth Quarter	22.99	8.93	116,670,125
	Third Quarter	37.16	18.14	93,265,944
	Second Quarter	40.95	29.41	63,436,358
	First Quarter	44.10	32.05	97,588,873

On March 5, 2010, the closing price of the Common Shares on Nasdaq was US$22.80 per Common Share.

Toronto Stock Exchange

Year		High (Cdn.$)	Low (Cdn.$)	Volume (no. of Shares)
2010	March 1 - 5	23.61	22.28	751,000
	February	24.39	21.35	5,712,900
	January	27.28	22.57	5,872,100
2009	December	28.73	24.32	6,572,600
	November	27.58	22.17	6,863,900
	October	27.42	21.96	6,626,300
	Third Quarter	23.00	19.45	12,624,700
	Second Quarter	26.67	18.58	11,194,700
	First Quarter	23.47	16.19	14,106,600
2008	Fourth Quarter	24.38	11.12	17,371,400
	Third Quarter	37.15	19.57	19,497,800
	Second Quarter	41.28	30.16	9,746,800
	First Quarter	43.66	33.11	20,579,900

On March 5, 2010, the closing price of the Common Shares on the TSX was Cdn.$23.46 per Common Share.

DESCRIPTION OF CONSIDERATION WARRANTS

The Consideration Warrants were issued in registered form under, and are governed by the Warrant Indenture.  The Company has appointed the principal offices of the Trustee in Vancouver and Toronto as the locations at which Consideration Warrants, each represented by a certificate (a “Consideration Warrant Certificate”), may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.  A copy of the Warrant Indenture is available on www.sedar.com.

Each whole Consideration Warrant will entitle the holder to purchase one Share at an exercise price of Cdn.$35.00 per Share. The exercise price per Share and the number of Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Consideration Warrants will be exercisable at any time prior to 4:30 p.m. (Eastern time) on December 7, 2014, after which the Consideration Warrants will expire and become null and void. Under the Warrant Indenture, the Company is entitled to purchase in the market, by private contract or otherwise, all or any of the Consideration Warrants then outstanding, and any Consideration Warrants so purchased will be cancelled.

Upon receipt of the required payment and the Consideration Warrant Certificate representing the Consideration Warrants held by such holder that are to be exercised, together with a duly completed and executed exercise form in the form attached as an appendix to the Consideration Warrant Certificate, at either of the principal offices of the Trustee in Vancouver or Toronto, the Company will issue and deliver the Shares purchasable upon such exercise. If fewer than all of the Consideration Warrants represented by the Consideration Warrant Certificate are exercised, then the Company will issue a new Consideration Warrant Certificate for the remaining amount of Consideration Warrants. If at any time of exercise of the Consideration Warrants, there remain restrictions on resale under applicable securities laws on the Shares acquired, the Corporation may on the advice of counsel endorse the certificates representing the Shares and Consideration Warrants.

The Warrant Indenture provides for adjustment in the number of Shares issuable upon the exercise of the Consideration Warrants and adjustment in the exercise price of the Consideration Warrants in certain circumstances, including:

(a)
the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution other than: (i) the issue of Common Shares or convertible securities by way of a stock dividend to shareholders who elect to receive Common Shares or convertible securities in lieu of cash dividends in the ordinary course or pursuant to a dividend reinvestment plan; or (ii) as dividends paid in the ordinary course;

(b)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c)	the combination, consolidation or reduction of the Common Shares into a smaller number of shares;

(d)
the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the ‘‘current market price’’, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(e)	the issuance or distribution to all or substantially all of the holders of the Common Shares of:

	(i)	shares of any class other than the Common Shares;

(ii)
rights, options or warrants to acquire Common Shares or convertible securities other than rights, options, warrants exercisable within 45 days from the date of issuance thereof at a price, or at a conversion price, of at least 95% of the ‘‘current market price’’, as defined in the Warrant Indenture at the record date for such distribution;

	(iii)	evidences of indebtedness; or

	(iv)	any other cash, securities or other property or other assets.

The Warrant Indenture provides for adjustment in the class and/or number of securities issuable upon the exercise of the Consideration Warrants in the event of the following additional events:

(1)	reorganization of the Company not otherwise provided for in paragraphs (a), (b) or (c) above;

(2)	consolidations, mergers, plans of arrangement or amalgamations of the Company by, with or into another body corporate, trust, partnership or other entity; or

(3)
a transaction whereby all or substantially all of the Company’s undertakings and assets become the property of any other body corporate, trust, partnership or other entity through sale, lease, exchange or otherwise.

If any adjustment is made to the number of Shares issuable upon the exercise of the Consideration Warrants, then the exercise price shall under certain circumstances be simultaneously adjusted accordingly.

No adjustment in the number of Shares purchasable upon the exercise of the Consideration Warrants or adjustment in the exercise price of the Consideration Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the number of Shares purchasable upon the exercise of the Consideration Warrants or change the exercise price of the Consideration Warrants by at least 2%, provided, however, that any adjustments (except for the provisions of paragraph (d) above) would otherwise have been required to be made, are carried forward and taken into account in any subsequent adjustment.

The Company covenants in the Warrant Indenture that, during the period in which the Consideration Warrants are exercisable, it will give notice to the holders of Consideration Warrants of certain stated events, including events that would result in an adjustment to the number of Shares issuable upon exercise of the Consideration Warrants or an adjustment to the exercise price of the Consideration Warrants.

No fractional Shares will be issuable upon the exercise of any Consideration Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Consideration Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

No adjustments to the number of Shares issuable upon the exercise of the Consideration Warrants shall be made in respect of the issuance of Shares, rights, options or warrants pursuant to the Warrant Indenture, the granting or exercise of options or the granting of bonus shares under the Company’s stock option and bonus plan, the exercise of special rights to acquire Common Shares of the Company issued to employees of a subsidiary of the Company as part of the acquisition by the Company of options to acquire securities of such subsidiary held by such employees, the exercise of Consideration Warrants, February 2008 Replacement Warrants or October 2008 Replacement Warrants and the issuance of Common Shares pursuant to agreements in place as of the date of the Warrant Indenture.

From time to time, the Company and the Trustee, without the consent of the holders of Consideration Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Consideration Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Consideration Warrants may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either: (1) passed at a meeting of the holders of Consideration Warrants at which there are one or more holders of Consideration Warrants present in person or represented by proxy representing at least 51% of all the then outstanding Consideration Warrants and passed by the affirmative vote of holders of Consideration Warrants entitled to acquire not less than 66 ⅔% of all the then outstanding Consideration Warrants represented at the meeting and which voted on the poll upon the resolution; or (2) instruments in writing signed by the holders of Consideration Warrants representing not less than 66 ⅔% of all the then outstanding Consideration Warrants.

The Consideration Warrants are not and will not be listed on any stock exchange.

DESCRIPTION OF OCTOBER 2008 REPLACEMENT WARRANTS

The October 2008 Replacement Warrants are governed by the October 2008 Replacement Warrant Certificates.  October 2008 Replacement Warrants may be surrendered for exercise or transfer only at the principal office of the Company in Vancouver. The following summary of certain provisions of the October 2008 Replacement Warrants does not purport to be complete and is qualified in its entirety by reference to the provisions of the respective October 2008 Replacement Warrant Certificates.

Each October 2008 Replacement Warrant is exercisable at any time prior to 5:00 p.m. (Eastern time) on October 22, 2011, after which the October 2008 Replacement Warrants will expire and become null and void, to purchase from the Company one Share at an exercise price of Cdn.$10.02 per Share, subject to adjustment in certain circumstances described below.

Upon receipt of the required payment and the October 2008 Replacement Warrant Certificate properly completed and duly executed at the principal office of the Company in Vancouver, the Company will issue and deliver the Shares purchasable upon such exercise. If fewer than all of the October 2008 Replacement Warrants represented by an October 2008 Replacement Warrant Certificate are exercised, then the Company will issue a new October 2008 Replacement Warrant Certificate for the remaining amount of October 2008 Replacement Warrants.

No fractional Shares will be issuable upon the exercise of any October 2008 Replacement Warrants, and no cash or other consideration will be paid in lieu of fractional Shares. Holders of October 2008 Replacement Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

The October 2008 Replacement Warrant Certificates provide for adjustment in the number of Shares and in the exercise price per Share issuable upon the exercise of the October 2008 Replacement Warrants in certain circumstances, including:

(a)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(b)	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(c)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the Common Shareholders as a stock dividend or other distribution; and

(d)
the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities convertible, exercisable or exchangeable into Common Shares, at a price per Common Share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the respective October 2008 Replacement Warrant Certificate, for the Common Shares on such record date.

The October 2008 Replacement Warrant Certificates also provide for adjustment in the class and/or number of Shares issuable upon the exercise of the October 2008 Replacement Warrants and/or exercise price per security in the event of the following additional events: (1) the issuance or distribution to all or substantially all of the shareholders of Common Shares or rights, options or warrants or other securities warrants (other than those described above in (a)-(d)), evidences of indebtedness or property (excluding cash dividends paid in the ordinary course); or (2) certain corporate reorganizations involving the Company.

No adjustment in the exercise price per Share purchasable upon the exercise of the October 2008 Replacement Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price per Share purchasable upon the exercise of the October 2008 Replacement Warrants by at least 1%; provided, however, that any adjustment which was not made on this account will be carried forward and taken into account in any subsequent adjustment.

The Company also covenants to the holders of the October 2008 Replacement Warrants that, during the period in which the October 2008 Replacement Warrants are exercisable and forthwith after making an adjustment to the exercise price or the number of Shares purchasable pursuant to the October 2008 Replacement Warrants, it will provide to the holders of October 2008 Replacement Warrants a certificate of an officer of the Company as to the amount of such adjustment and, in reasonable detail, describing the event requiring and the manner of computing or determining such adjustment.

None of the October 2008 Replacement Warrants are or will be listed on any stock exchange.

PLAN OF DISTRIBUTION

The Company will issue the Shares from time to time upon exercise of the Consideration Warrants and October 2008 Replacement Warrants.  The Company will receive from the holders of the Consideration Warrants and October 2008 Replacement Warrants the exercise price of the Consideration Warrants and October 2008 Replacement Warrants upon exercise.  See “Use of Proceeds.”

No underwriter has been involved in the preparation of, or has performed any review of, this Prospectus.

This Prospectus is being filed with the British Columbia Securities Commission and as part of a registration statement filed with the SEC pursuant to the MJDS solely for the purpose of registering the issuance and sale, from time to time, of the Shares under the U.S. Securities Act.  This Prospectus has not been filed in respect of, and will not qualify, any distribution of the Shares in British Columbia or in any other province or territory of Canada.  No supplements to this Prospectus will be filed in relation to the Shares.

This Prospectus is being filed pursuant to a contractural obligation of the Company to file with the SEC a registration statement registering the issuance, offer and sale of the Shares under the support agreement between the Company and Aquiline dated October 14, 2009.

The Toronto Stock Exchange has approved the listing of the Shares.

CHANGES TO CONSOLIDATED CAPITALIZATION

The following table outlines the consolidated capitalization of the Company: (i) as at September 30, 2009 before giving effect to the Offers and (ii) as at September 30, 2009 after giving effect to the Offers.  Pursuant to the Offers and the Compulsory Acquisition, the Company issued an aggregate of 19,644,669 Common Shares, which issuances and their effects are reflected in the table below.  This table should be read in conjunction with the Company’s unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2009, together with the notes thereto, prepared in accordance with Canadian GAAP, and management’s discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2009, as well as the Company’s audited comparative consolidated annual financial statements for the years ended December 31, 2008 and December 31, 2007, together with the notes thereto, prepared in accordance with Canadian GAAP, and management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2008 and December 31, 2007, each incorporated by reference in this Prospectus.

	Outstanding as at September 30, 2009 before giving effect to the Offers and Compulsory Acquisition	Outstanding as at September 30, 2009 after giving effect to the Offers and Compulsory Acquisition
	(in thousands of $, except share amounts)
Debt
Current liabilities	—	—
Long term liabilities	—	$20,788
Total Debt	—	$20,788
Shareholders’ equity
Common Shares	$754,536	$1,238,882
(outstanding)	87,225,673	106,870,342
Contributed surplus	$4,987	$62,428
Retained Earnings	$60,427	$64,066
Accumulated Comprehensive Income	$4,500	$448
Total shareholders’ equity	$824,450	$1,365,824
Total capitalization	$824,450	$1,386,612

Notes:
(1)
The number of outstanding Common Shares does not include the Common Shares issuable upon the exercise of any Consideration Warrants, October 2008 Replacement Warrants, February 2008 Replacement Warrants or the Replacement Debenture.

RISK FACTORS

Investing in the Shares involves a high degree of risk.  Prospective investors of Shares should carefully consider the following risks, as well as the other information contained in this Prospectus and the documents incorporated by reference herein before investing in the Shares.  If any of the following risks actually occurs, the Company’s business could be materially harmed.  The risks and uncertainties described below are not the only ones the Company faces.  Additional risks and uncertainties, including those of which the Company is currently unaware or that the Company deems immaterial, may also adversely affect the Company’s business.

Risks Relating to the Company’s Business

Metal Price Fluctuations
The majority of Pan American’s revenue is derived from the sale of silver, zinc, and, to a lesser degree, copper, lead and gold, and therefore fluctuations in the price of these commodities represents one of the most significant factors affecting Pan American’s operations and profitability.  The price of silver and other metals are affected by numerous factors beyond Pan American’s control, including:

•	levels of supply and demand;

•	global or regional consumptive patterns;

•	sales by government holders;

•	metal stock levels maintained by producers and others;

•	increased production due to new mine developments and improved mining and production methods;

•	speculative activities;

•	inventory carrying costs;

•	availability and costs of metal substitutes;

•	international economic and political conditions;

•	interest rates;

•	currency values; and

•	inflation.

Declining market prices for these metals could materially adversely affect Pan American’s operations and profitability.

Foreign Operations

The majority of the Company’s current operations are conducted by its subsidiaries in, and all of the Company’s current production and revenue is derived from its operations in, Peru, Mexico, Argentina and Bolivia.  As Pan American’s business is carried on in a number of foreign countries, it is exposed to a number of risks and uncertainties, including:

•	terrorism and hostage taking;

•	military repression;

•	expropriation or nationalization without adequate compensation;

•	difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;

•	labour unrest;

•	high rates of inflation;

•	changes to royalty and tax regimes;

•	extreme fluctuations in currency exchange rates;

•	volatile local political and economic developments;

•	difficulty with understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations; and

•	difficulty obtaining key equipment and components for equipment.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent.  In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compania de Minas Buenaventura and Newmont Mining Corporation.  One person was killed and three injured during the protest.  There can be no assurance that such local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government. This has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing the oil and gas industries.  There is no certainty the government of Bolivia will not take steps to implement such measures targeting the mining industry. Risks of doing business in Bolivia include being subject to higher taxes and mining royalties, some of which have already been proposed or threatened, revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

Governmental Regulation

Pan American’s operations, exploration and development activities are subject to extensive Canadian, United States, Peruvian, Mexican, Argentinean, Bolivian and other foreign federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of natural resources;

•	exploration, development, production, and post-closure reclamation of mines;

•	imports and exports;

•	price controls;

•	taxation;

•	mining royalties;

•	labour standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been implemented or threatened in the countries in which Pan American does business) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of Pan American’s operations and delays in the development of its properties.  Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of Pan American’s past and current operations, or possibly even those actions of parties from whom Pan American acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.  It is difficult to strictly comply with all regulations imposed on Pan American.  Pan American retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill Pan American may inadvertently fail to comply with certain laws, including the laws in the Province of Chubut, Argentina which, among other things, currently prohibit open pit mining and the use of cyanide in mining and which, as currently enacted, would likely render any future construction and development of the Navidad Project uneconomic or not possible at all.  Such events can lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners with carried or other interests and other material negative impacts on Pan American.

Obtaining and Renewing of Permits

In the ordinary course of business, Pan American is required to obtain and renew governmental permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations.  Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on Pan American’s part.  The duration and success of Pan American’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority.  Pan American may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what Pan American believes it can recover from a given property once in production.  Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact Pan American’s operations and profitability.

Ownership and Operating Hazards and Risks

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include:

•	environmental hazards;

•	industrial accidents, explosions and third party accidents;

•	the encountering of unusual or unexpected geological formations;

•	ground falls and cave-ins;

•	flooding;

•	earthquakes; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

•	environmental damage and liabilities;

•	work stoppages, delayed production and resultant losses;

•	increased production costs;

•	damage to, or destruction of, mineral properties or production facilities and resultant losses;

•	personal injury or death and resultant losses;

•	asset write downs;

•	monetary losses;

•
claims for compensation of loss of life and/or damages by third parties in connection with accidents (for loss of life and/or damages and related pain and suffering) that occur on company property, and punitive awards in connection with those claims; and

•	other liabilities.

Liabilities that Pan American incurs may exceed the policy limits of its insurance coverage or may not be insurable, in which event Pan American could incur significant costs that could adversely impact its business, operations, profitability or value.

Exploration and Development Risks

The long-term operation of Pan American’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that Pan American’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of Pan American’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of Pan American. As a result, there can be no assurance that Pan American’s acquisition, exploration and development programs will yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on Pan American’s operations and profitability.

Replacement of Reserves

The Quiruvilca, Huaron, Morococha, La Colorada, Alamo Dorado, Manantial Espejo and San Vicente mines are Pan American’s current sources of metals production.  In 2009, procedures were initiated at the Quiruvilca mine to suspend operations.  Current life-of-mine plans provide for a defined production life for mining at the remainder of Pan American’s mines.  If Pan American’s mineral reserves are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Imprecision in Mineral Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced or that Pan American will receive the price assumed in determining its reserves.  These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While Pan American believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves.  The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery.  The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.  No assurances can be given that any resource estimate will ultimately be reclassified as proven or probable reserves.  If Pan American’s reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

Inaccuracies in Production and Cost Estimates

Pan American prepares estimates of future production and future production costs for particular operations.  No assurance can be given that production and cost estimates will be achieved.  These production and cost estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour availability; access to the mine; facilities and infrastructure; sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out Pan American’s activities.  Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risks and hazards associated with mining described above under “-Ownership and Operating Hazards and Risks”.  In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.  Costs of production may also be affected by a variety of factors, including: changing stripping ratios, ore grade metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates.  Failure to achieve production estimates could have an adverse impact on the Pan American’s future cash flows, earnings, results of operations and financial condition.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of Pan American’s projects.  If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of Pan American’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of Pan American’s advanced projects will not be higher than anticipated.  In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Pan American’s operations and profitability.

The equipment on site at the Morococha property, particularly the Amistad plant, is old and may require higher capital investment than Pan American has estimated.

Smelter Supply Arrangements

The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may incur losses for products already shipped and be forced to sell its concentrates in the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.  Further, there can be no assurance that Pan American will be able to renew agreements to sell concentrates when the existing agreements expire, or that Pan American’s concentrates will meet the qualitative requirements of existing or future concentrate agreements or the requirements of buyers.

For example, the Doe Run Peru smelter, a significant buyer of Pan American’s production in Peru, experienced financial difficulties in the first quarter of 2009 and closed.  Pan American continued to sell copper concentrates to other buyers but on inferior terms.  The Doe Run Peru smelter remains closed and Pan American is owed approximately $8.8 million under the terms of its contract with Doe Run Peru.

Environmental Hazards

All phases of Pan American’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation in all of the jurisdictions in which Pan American operates is evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact Pan American’s operations and profitability. In addition, environmental hazards may exist on Pan American’s properties which are currently unknown to Pan American.  Pan American may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or natural conditions. The costs of such cleanup actions may have a material adverse impact on Pan American’s operations and profitability.

Responsibility for construction of a water treatment plant for the Kingsmill Tunnel and tailings mitigation program at Huascacocha Lake, near the Morococha mine, has been apportioned by Water Management Consultants Inc. in environmental studies among the Morococha mine and mining companies operating neighbouring projects. The proposed development of the Toromocho Project by Peru Copper Inc. (“Peru Copper”) may alleviate some of Pan American’s funding requirements.  There can be no guarantee, however, that Pan American’s proportionate share of the costs of such environmental projects will not change and this may affect cash flow from Morococha operations.

Reclamation Obligations

Reclamation requirements vary depending on the location of the property and the managing governmental agency, but they are similar in that they aim to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  Pan American is actively providing for or has carried out any required reclamation activities on its properties.  Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and have a material adverse impact on Pan American’s financial resources.

In accordance with an August 15, 2005 Supreme Decree of the Peruvian Government, Pan American has submitted closure plans to the Peruvian Ministry of Mines for three of its Peruvian mines.  Review comments have been received from the Ministry for each of the three mine closure plans submitted.  Pan American is currently reviewing and addressing these comments.

Trading Activities

Approximately one-third of Pan American’s operating and capital expenditures are denominated in local currencies other than the U.S. dollar.  These expenditures are exposed to fluctuations in U.S. dollar exchange rates relative to the local currencies.  From time to time, Pan American mitigates part of this currency exposure by entering into contracts designed to fix or limit Pan American’s exposure to changes in the value of local currencies relative to U.S. dollars.

In addition, Pan American may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.  Pan American’s current policy is to not hedge the price of silver and therefore it is fully exposed to fluctuations in the price of silver.

From time to time, Pan American may invest in equity securities of other companies.  Just as investing in the Company is inherent with risks such as those set out in this Prospectus, by investing in other companies Pan American will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

Employee Recruitment, Retention and Human Error

Recruiting and retaining qualified personnel is critical to Pan American’s success. Pan American is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing Pan American’s interests.  The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As Pan American’s business activity grows, Pan American will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that Pan American will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases.  If Pan American is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage Pan American’s interests, even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Pan American.  These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Pan American might undertake and legal claims for errors or mistakes by Pan American personnel.

Employee Relations

Certain of Pan American’s employees and the employees of Peruvian mining contractors indirectly employed by Pan American are represented by unions.  Pan American has experienced labour strikes and work stoppages in the past.  There can be no assurance that Pan American will not experience future labour strikes or work stoppages.

Title to Assets

The validity of mining or exploration titles or claims or rights, which constitute most of Pan American’s property holdings, can be uncertain and may be contested. Pan American has used its reasonable commercial efforts to investigate its title or claims to its various properties and, to its knowledge, except where Pan American has otherwise identified, those titles or claims to material properties are in good standing. However, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Pan American operates in countries with developing mining laws and changes in such laws could materially impact Pan American’s rights to its various properties or interests therein.

Although Pan American has received title opinions for those material properties in which it has an material interest (or if it has not been able to obtain such opinions, has made a determination, which Pan American believes is reasonable in the circumstances, to accept the risks associated with the subject property which determination Pan American believes is reasonable in the circumstances), there is no guarantee that title to such properties will not be challenged or impugned. Pan American has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. Pan American’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

In many jurisdictions in which Pan American operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in many jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land.

Pan American does not hold ownership title to most of the surface lands in the areas that overlie its mining concessions comprising the Morococha property, nor in the areas where administration and operations are taking place therein. Most of these rights were previously held by Centromin S.A. (“Centromin”). In May 2003, Centromin granted an Easement, Usufruct and Superficiary Rights Agreement in favour of Empresa Minera Natividad S.A.

(which merged with the Company’s subsidiary, Compania Minera Argentum S.A. (“Argentum”), in 2005) in respect of these surface lands.

In May 2008, Peru Copper (promoter of the Toromocho disseminated copper system) acquired certain surface rights from Centromin covering the main Morococha area that had been reserved for the Toromocho project by the Government of Peru.  In addition, Peru Copper acquired rights including surface lands in the Morococha area where the Morococha mine administration and operations are taking place, as well as certain underground areas. Certain of the underground areas acquired by Peru Copper would also provide Pan American with easier and less costly underground access to some areas of the Morococha concessions.

Since 2005, Pan American, with the opposition of Centromin (currently, Activos Mineros S.A.), has engaged in administrative and judicial proceedings to obtain legal title to surface lands and underground access that may comprise part of the rights recently acquired by Peru Copper from Centromin. These actions have not been definitively resolved.

Peru Copper may begin development of the Toromocho project and there is no assurance that Peru Copper will not take action and seek to extinguish the rights granted under the May 2003 Easement, Usufruct and Superficiary Rights Agreement, thereby impeding use of these surface lands and underground rights at the Morococha property. In said circumstances, or if the parties are able to resolve their disputes amicably, Pan American may need to incur potentially significant costs and expenses in order to acquire and/or obtain surface and underground rights at the Morococha property and to relocate some or all of its facilities and infrastructures, and could ultimately be required to cease certain operations at the Morococha property altogether if such surface lands and underground rights cannot be obtained for reasonable consideration or if relocation costs become too burdensome.

Pan American acquired its interest in the Manantial Espejo project on the understanding that while strict compliance with the mining law had not occurred, prior owners had reached an agreement with the mining authorities to bring the property, to the extent possible under existing law, into compliance. With respect to the required minimum expenditure threshold originally applicable to Barrick Gold Corp.’s operations at Manantial Espejo, Pan American was able to secure a different expenditure threshold with the Argentine government. Until recently, although Pan American had always complied with the terms of this agreement, it could never be certain that the original non-compliance of previous owners would not impair title to the properties. On March 23, 2006 the Argentine government approved the Environmental Impact Statement submitted to it by Pan American, effectively authorizing construction of the mine. While management of Pan American believes that this approval waives a significant amount of uncertainty and confirms that the government recognizes and will abide by Pan American’s title to the properties, there can be no guarantee.

Acquisitions

An element of Pan American’s business strategy is to make selected acquisitions.  For example, Pan American completed the acquisition of Corner Bay Silver Inc. in February 2003, the acquisition of Argentum and the Morococha mine in August 2004, the acquisition from Silver Standard Resources Inc. in 2006 of a 50% interest in the Manantial Espejo project, in May 2007 a 40% interest in the San Vicente mine, and the acquisition of Aquiline in January 2010.  See “Recent Developments – Acquisition of Aquiline Resources Inc.”.  Pan American expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests.  The success of Pan American’s acquisitions will depend upon Pan American’s ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits.  The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources.  There can be no assurance that Pan American will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

Competition for New Properties

Mines have limited lives and, as a result, Pan American continually seeks to replace and expand reserves through the acquisition of new properties.  In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities.  Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable silver mines, silver developmental projects, silver producing companies or properties having significant exploration potential.  As a result, there can be no assurance that the Company’s acquisition and exploration programs will yield new mineral reserves to replace or expand current mineral reserves.

Shortages of Critical Parts, Equipment and Skilled Labour

Pan American’s ability to acquire critical resources such as input commodities, drilling equipment, tires and skilled labour due to increased worldwide demand, may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Foreign Exchange Rate Fluctuations

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which Pan American’s products are sold) against the Canadian dollar (used to pay corporate head office costs), the Peruvian sol, the Mexican peso, the Argentinean peso and the Bolivian boliviano (being the currencies in which a significant portion of Pan American’s capital and operating costs are incurred), could have a significant effect on Pan American’s results of operations. From time to time, Pan American engages in trading activities in connection with foreign currency requirements in order to minimize the effect of strengthening of foreign currencies on Pan American’s operating results.

Developments regarding Aboriginal and Indigenous Peoples

Pan American operates in areas inhabited by aboriginal and indigenous people.  Developing laws and movements respecting the acquisition of lands and other rights from such people and communities may alter decades old arrangements made by prior owners of Pan American’s mines and properties or even those made by Pan American in more recent years.  Pan American has used commercially reasonable efforts in its dealing with all aboriginal and indigenous people to ensure all agreements are entered into in accordance with the laws governing aboriginal and indigenous peoples and their communities but there is no guarantee that future laws and actions will not have a material adverse effect on Pan American’s financial position, cash flow and results of operations.

Community Action

In recent years communities and non-governmental organizations (“NGO’s”) have become more vocal and active with respect to mining activities at or near their communities.  These communities and NGO’s have taken such actions as road closures, work stoppages, and law suits for damages.  These actions relate not only to current activities but often in respect of decades old mining activities by prior owners of mining properties.  Such actions by communities and NGO’s may have a material adverse effect on Pan American’s financial position, cash flow and results of operations.

Internal Control over Financial Reporting

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.  There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Pan American.  Pan American carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated.  In addition, Pan American may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse impact on Pan American’s financial position, cash flow and results of operations.

Risks Relating to Securities Offerings

Enforcing Civil Liabilities in the United States

The Company is organized under the laws of the Province of British Columbia, and its principal executive office is located in British Columbia.  Many of the Company’s directors, officers and the experts named in this Prospectus are residents of Canada and a substantial portion of their assets and a majority of the Company’s assets are located outside the United States.  As a result, it may be difficult for United States investors to effect service of process within the United States upon the directors, officers and the experts who are not residents of the United States or to enforce against them judgments of United States courts based upon civil liability under the federal securities laws of the United States.  There is doubt as to the enforceability in Canada against the Company or against any of its directors, officers or experts who are not residents of the United States, of original actions or actions for enforcement of judgments of United States courts of liabilities based solely upon the federal securities laws of the United States.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Deloitte & Touche LLP, Four Bentall Centre, 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

The transfer agent and registrar for the Common Shares of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver and Toronto.

EXPERTS

Information relating to Pan American’s mineral properties in this Prospectus and the documents incorporated by reference herein has been derived from reports prepared by Pamela De Mark, John J. Chulick, Dean K. Williams, Damian Spring, John A. Wells, Michael Steinmann and Martin Wafforn, and has been included in reliance on such persons’ expertise. Each of Pamela De Mark, John J. Chulick, Dean K. Williams, Damian Spring, John A. Wells, Michael Steinmann and Martin Wafforn is a qualified person as such term is defined in NI 43-101.

None of Pamela De Mark, John J. Chulick, Dean K. Williams, Damian Spring, John A. Wells, Michael Steinmann or Martin Wafforn, each being persons who have prepared or supervised the preparation of reports relating to Pan American’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons and persons at the companies specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s outstanding common shares.

The auditor of the Company is Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia. Deloitte & Touche LLP, Chartered Accountants, report that it is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC. Deloitte & Touche LLP is registered with the Public Company Accounting Oversight Board. The audited consolidated financial statements of the Company as at December 31, 2008 and 2007 have been audited by Deloitte & Touche LLP and are incorporated by reference herein.

The auditor of Aquiline is MSCM LLP, Chartered Accountants, of Toronto, Ontario. MSCM LLP, Chartered Accountants, report that it is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and in accordance with the applicable rules and regulations of the SEC. MSCM LLP is registered with the Public Company Accounting Oversight Board. The audited consolidated financial statements of Aquiline as at December 31, 2008 and 2007 have been audited by MSCM LLP and are included in the business acquisition report of the Company dated February 22, 2010, which is incorporated by reference herein.

LEGAL MATTERS

Certain legal matters related to the Shares offered by this Prospectus will be passed upon on the Company’s behalf by Borden Ladner Gervais LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of United States law.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (1) the documents referred to under the heading “Documents Incorporated by Reference”, (2) the consent of Deloitte & Touche LLP, (3) the consent of MCSM LLP, (4) powers of attorney from certain directors and officers of the Company (included on the signature pages of the registration statement), and (5) the consents of certain “qualified persons” under NI 43-101, being Pamela De Mark, John J. Chulick, Dean K. Williams, Damian Spring, John A. Wells, Michael Steinmann and Martin Wafforn.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification.

Section 160 of the Business Corporations Act (British Columbia) (the "BCBCA") authorizes a company to indemnify past and present directors and officers of the company and past and present directors and officers of a corporation of which the company is or was a shareholder, against liabilities incurred in connection with the provision of their services as such if the director or officer acted honestly and in good faith with a view to the best interests of the company and, in the case of a criminal or administrative proceeding, if he or she had reasonable grounds for believing that his or her conduct was lawful.  Section 165 of the BCBCA provides that a company may purchase and maintain liability insurance for the benefit of such directors and officers.

In accordance with the BCBCA, the Articles of the Registrant provide that the Registrant will indemnify its directors, former directors, Secretary or Assistant Secretary, and may indemnify its officers, employees or agents and those of its subsidiaries, and directors and former directors of its subsidiaries, and each of their respective heirs and representatives, against all losses, charges and expenses howsoever incurred by them as a result of their actions in such capacities.  The Registrant has entered into agreements with each of its directors confirming this indemnity.  The failure of a director or officer of the Registrant to comply with the provisions of the BCBCA or the Registrant's Memorandum or Articles, however, will invalidate any indemnity which he or she is entitled to.

A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in the indemnity provisions under the Articles and the BCBCA.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Exhibits

The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description

4.1
Annual information form of the Registrant for the fiscal year ended December 31, 2008, dated March 31, 2009 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).

4.2
Audited comparative consolidated financial statements of the Registrant and the notes thereto for the financial year ended December 31, 2008, together with the report of the auditors thereon (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).

4.3
Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2008 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).

4.4
Management information circular of the Registrant dated April 7, 2009, prepared in connection with the annual meeting of shareholders of the Registrant held on May 12, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on April 14, 2009).

4.5
Unaudited comparative financial statements of the Registrant and the notes thereto for the three and nine months ended September 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on November 12, 2009).

4.6
Supplemental financial information relating to the reconciliation of the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2009 and 2008 to U.S. GAAP in accordance with Item 18 of Form 20-F (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on February 5, 2010).

4.7
Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and nine months ended September 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on November 12, 2009).

4.8*
Material change report, dated February 6, 2009, relating to the announcement of the Registrant’s intention to make a public offering of 5,540,000 common shares and the filing of preliminary shelf prospectus supplement in connection therewith.

4.9
Material change report, dated October 22, 2009, relating to the Registrant’s announcement that it had signed a support agreement with Aquiline Resources Inc. (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on October 22, 2009).

4.10*
Material change report, dated December 9, 2009, relating to the announcement of the initial results of securities deposited pursuant to the offers for the Aquiline securities and the extension of certain of the offers.

4.11	Press release, dated February 15, 2010, relating to the announcement of the Registrant’s earnings results for the fiscal year ended December 31, 2009 (incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on February 16, 2010).
4.12	Business acquisition report, dated February 22, 2010, relating to the Registrant’s acquisition of Aquiline Resources Inc. (incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on March 5, 2010).
5.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
5.2	Consent of MCSM LLP.
5.3*	Consent of Pamela De Mark.
5.4	Consent of John J. Chulick.
5.5*	Consent of Dean K. Williams.
5.6*	Consent of Damian Spring.
5.7*	Consent of John A. Wells.
5.8	Consent of Michael Steinmann.
5.9	Consent of Martin Wafforn.
6.1*	Powers of Attorney.

*    Previously Filed.

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PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking.

    The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in such securities.

Item 2.	Consent to Service of Process.

(a) The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)     Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, British Columbia, Canada on  March 8, 2010.

PAN AMERICAN SILVER CORP.

By:	/s/ Robert P. Pirooz
Robert P. Pirooz
General Counsel, Director

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on March 8, 2010.

Signature	Title

*	Geoffrey A. Burns
President and Chief Executive Officer, Director
(Principal Executive Officer)

*	A. Robert Doyle
Chief Financial Officer
(Principal Financial Officer)

*	Ross J. Beaty
Chairman of the Board of Directors

*	William A. Fleckenstein
Director

*	Michael Larson
Director

*	Michael J.J. Maloney
Director

/s/ Robert P. Pirooz	Robert P. Pirooz
General Counsel, Director

*	David C. Press
Director

*	Walter T. Segsworth
Director

*	Paul B. Sweeney
Director

By:	/s/ Robert P. Pirooz
Robert P. Pirooz
Attorney-in-fact
March 8, 2010

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Vancouver, British Columbia, Canada on March 8, 2010.

PAN AMERICAN MINERALS INC.
(Authorized Representative)

By:	/s/ Robert P. Pirooz
Name:	Robert P. Pirooz
Title:	Authorized Signatory

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 EXHIBIT INDEX

Exhibit No.	Description

4.1
Annual information form of the Registrant for the fiscal year ended December 31, 2008, dated March 31, 2009 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).

4.2
Audited comparative consolidated financial statements of the Registrant and the notes thereto for the financial year ended December 31, 2008, together with the report of the auditors thereon (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).

4.3
Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2008 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).

4.4
Management information circular of the Registrant dated April 7, 2009, prepared in connection with the annual meeting of shareholders of the Registrant held on May 12, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on April 14, 2009).

4.5
Unaudited comparative financial statements of the Registrant and the notes thereto for the three and nine months ended September 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on November 12, 2009).

4.6
Supplemental financial information relating to the reconciliation of the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2009 and 2008 to U.S. GAAP in accordance with Item 18 of Form 20-F (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on February 5, 2010).

4.7
Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and nine months ended September 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on November 12, 2009).

4.8*
Material change report, dated February 6, 2009, relating to the announcement of the Registrant’s intention to make a public offering of 5,540,000 common shares and the filing of preliminary shelf prospectus supplement in connection therewith.

4.9
Material change report, dated October 22, 2009, relating to the Registrant’s announcement that it had signed a support agreement with Aquiline Resources Inc. (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on October 22, 2009).

4.10*
Material change report, dated December 9, 2009, relating to the announcement of the initial results of securities deposited pursuant to the offers for the Aquiline securities and the extension of certain of the offers.

4.11	Press release, dated February 15, 2010, relating to the announcement of the Registrant’s earnings results for the fiscal year ended December 31, 2009 (incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on February 16, 2010).
4.12	Business acquisition report, dated February 22, 2010, relating to the Registrant’s acquisition of Aquiline Resources Inc. (incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on March 5, 2010).
5.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
5.2	Consent of MCSM LLP.
5.3*	Consent of Pamela De Mark.
5.4	Consent of John J. Chulick.
5.5*	Consent of Dean K. Williams.
5.6*	Consent of Damian Spring.
5.7*	Consent of John A. Wells.
5.8	Consent of Michael Steinmann.
5.9	Consent of Martin Wafforn.
6.1*	Powers of Attorney.

*    Previously Filed.

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